SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

JANUARY 27, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI : REPORT FOR THE QUARTER AND YEAR ENDED
DECEMBER 31, 2004 PREPARED IN ACCORDANCE WITH IFRS



ANGLOGOLD ASHANTI

Report

for the quarter and year ended 31 December 2004

Group results for the quarter...

- Hedge book restructured to give greater exposure to spot gold price and to improve value of future forward sales contracts
- Production increased by 4% to 1.699Moz
- Total cash costs increased by 2% to $278/oz, largely due to a further weakening in the dollar
- Total cash costs in South Africa reduced by almost 2% in rand terms to R59,541/kg
- Adjusted headline earnings[3] improved from $43m to $110m, $59m of which is the result of a change to the estimated deferred tax rate

… and for the year

- Gold production increased 8% to 6.052Moz, largely due to the merger with Ashanti
- Total cash costs[2] increased 25% to $268/oz mainly due to stronger operating currencies
- Adjusted headline earnings[3] decreased by 7% to $263m, which includes the effect of a change to the estimated deferred tax rate
- Final dividend declared at R1.80 per share or 30 US cents per share, resulting in a total dividend of R3.50 or 56 US cents per share

		Quarter ended Dec 2004	Quarter ended Sept 2004	Year ended Dec 2004	Year ended Dec 2003	Quarter ended Dec 2004	Quarter ended Sept 2004	Year ended Dec 2004	Year ended Dec 2003
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**52,852**	50,623	188,223	174,668	**1,699**	1,628	6,052	5,616
Price received[1]	- R/kg / $/oz	**76,802**	80,572	81,184	87,826	**396**	392	394	363
Total cash costs[2]	- R/kg / $/oz	**54,015**	55,744	55,246	51,710	**278**	272	268	214
Total production costs[2]	- R/kg / $/oz	**68,703**	69,582	69,036	63,541	**354**	340	336	263
Financial review									
Operating profit	- R / $ million	**110**	602	1,629	4,667	**2**	97	232	622
Adjusted operating profit[4]	- R / $ million	**586**	631	2,802	4,229	**97**	98	434	559
Net profit	- R / $ million	**136**	253	567	2,331	**16**	40	81	312
Headline earnings	- R / $ million	**165**	274	703	2,379	**20**	44	102	318
Adjusted headline earnings[3]	- R / $ million	**642**	280	1,644	2,133	**110**	43	263	282
Capital expenditure[2]	- R / $ million	**1,181**	1,004	3,764	3,396	**192**	156	585	449
Earnings per ordinary share	- cents/share								
Basic		**51**	96	226	1,046	**6**	15	32	140
Diluted		**51**	96	225	1,042	**6**	15	32	139
Headline		**62**	104	280	1,068	**8**	17	41	143
Adjusted headline[3]		**243**	106	654	957	**42**	16	105	127
Dividends	- cents/share			350	710			56	101

Notes:
1. Price received including realised non-hedge derivatives.
2. 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
3. Headline earnings before unrealised non-hedge derivatives and fair value gains on interest rate swaps.
4. Operating profit excluding unrealised non-hedge derivatives.

$ represents US dollar, unless otherwise stated.

Quarter 4 2004

Operations **at a glance**

for the quarter ended 31 December 2004

	Price received[1]		Production		Total cash costs		Cash operating profit (loss)[2]		Adjusted operating profit (loss)[3]	
	$/oz	% Variance[4]	oz (000)	% Variance[4]	$/oz	% Variance[4]	$m	% Variance[4]	$m	% Variance[4]
Great Noligwa	430	5	203	(2)	234	–	38	15	33	14
Sunrise Dam	433	4	114	2	282	22	28	47	20	54
Morila[5]	416	15	90	143	150	(40)	24	700	19	–
Geita[6]	352	(4)	190	28	264	(10)	22	175	5	–
Cerro Vanguardia[5]	415	9	68	11	130	(10)	22	38	16	78
TauTona	428	5	131	(9)	278	10	18	(18)	8	(38)
Kopanang	431	6	123	3	285	(6)	16	33	12	33
AngloGold Ashanti Brazil	365	(1)	59	(8)	135	4	13	(19)	10	(23)
Mponeng	431	6	112	(5)	334	6	10	–	2	(33)
Cripple Creek & Victor	317	(2)	91	1	240	10	8	(33)	(1)	(150)
Sadiola[5]	419	6	47	24	255	(4)	6	–	3	–
Serra Grande[5]	362	–	24	–	147	8	5	(17)	4	(20)
Yatela[5]	438	9	28	17	276	18	4	–	2	–
Tau Lekoa	433	6	75	7	397	(2)	2	–	(3)	25
Freda-Rebecca	–	(100)	–	(100)	–	(100)	–	(100)	–	–
Navachab	428	11	17	(6)	462	53	(1)	(200)	(2)	(300)
Bibiani	310	(22)	34	(26)	283	20	(1)	(114)	(4)	(300)
Savuka	427	4	42	(2)	458	2	(2)	33	(4)	20
Iduapriem[5]	315	(16)	42	(24)	354	40	(2)	(140)	(7)	(450)
Ergo	416	2	48	(9)	404	3	(4)	(100)	(4)	(100)
Obuasi	314	(17)	90	(4)	320	7	(4)	(233)	(12)	(200)
Siguiri[5]	310	(19)	43	87	434	(14)	(9)	(350)	(11)	(1,000)
Other			28	(20)			18	29	11	38
AngloGold Ashanti	396	1	1,699	4	278	2	211	10	97	(1)

[1] Price received includes realised non-hedge derivatives.
[2] Adjusted operating profit (loss) plus amortisation of mining assets less non-cash revenues.
[3] Operating profit excluding unrealised non-hedge derivatives.
[4] Variance December 2004 quarter on September 2004 quarter – increase (decrease).
[5] Attributable.
[6] Attributable 100% from May 2004.

Financial and **operating review**

OVERVIEW OF THE QUARTER AND THE YEAR

In addition to a generally sound operational performance, this quarter is characterised by two key issues – the restructuring of the hedge book and the underperformance of the Ashanti assets.

Regarding the hedge book, and in light of the company's view that the gold price is likely to trade in the current range or higher in the medium term, management has taken steps to reduce and improve the hedge position for 2005 and 2006 by delivering into a larger-than-usual number of contracts during the quarter, together with partially restructuring the hedge book. This has resulted in a reduction in the net delta of the hedge of some 2.2Moz, to a net hedge of 10.49Moz at 31 December 2004, down substantially from the 12.7Moz reported at the end of the last quarter, following the inclusion of the Ashanti hedge into AngloGold's book.

The restructured hedge now represents cover equal to 31% of five years' production of AngloGold Ashanti. The 2.2Moz reduction in this one quarter is of the same magnitude as the substantial reduction achieved in hedge restructuring by AngloGold through the second quarter of 2002.

The combined effect of these actions has been to increase the proportion of AngloGold Ashanti's gold production that is exposed to the higher spot price of gold and to improve the value of forward sales contracts in future years.

The second defining feature of the quarter is the continued underperformance of the Ashanti assets, although a number of key indicators are improving and these should lead to better production and lower costs. Both of these issues are covered in more detail later in the report.

Turning to operations, the gold price received, for the reasons referred to, was 1% higher while gold production increased by 4%. Total cash costs increased by $6/oz to $278/oz and total production costs increased by $14/oz to $354/oz. Consequently, adjusted operating profit was virtually unchanged at $97m.

The leading production gains were: Morila (53,000oz) following the resolution of the plant expansion problems; Siguiri (20,000oz) which is recovering from the embargo on gold exports; and Geita (42,000oz) which met its planned increase in production. These increases in ounces were offset by a reduction in production in South Africa

(27,000oz), as well as at Bibiani (12,000oz) and Iduapriem (13,000oz). The major reduction in South Africa came from TauTona (13,000oz) while the other mines, with the exception of Kopanang and Tau Lekoa, reported slight decreases.

Total cash costs increased by 2% from $272/oz to $278/oz, largely as a result of the weakening of the dollar, which increased costs by $10/oz. Costs in South Africa continued to be well controlled, decreasing by 2% in rand terms to R59,541/kg, while the currency strengthened by 5%. At Morila, costs declined substantially as a result of the higher production. In Australia, however, total cash costs increased by A$43/oz ($49/oz) and in Ghana by $50/oz as a result of lower grade at Obuasi and production problems at Bibiani and Iduapriem.

Amortisation increased in line with production except at the former Ashanti operations, where it has been adjusted by $5m after a review of the allocation of the purchase price.

This quarter, there was an abnormal tax credit of $59m, primarily as a result of a change to the estimated deferred tax rate. This credit had a substantial, positive effect on adjusted headline earnings which from $43m to $110m.

The unrealised loss on non-hedge derivatives, partially offset by the tax gain, was the primary reason for a decline in net profit for the quarter to $16m.

The AngloGold Ashanti board approved the $121m Cuiabá deepening project in Brazil, which will increase production from that mine from 190,000oz per year to 250,000oz per year within two years of the project's completion. The Cuiabá life of mine will be extended by six years and production over this period will increase by 1.86Moz.

The company this week signed a new three year loan facility agreement for $700m to replace the $600m facility that matures in February. The facility will be used to repay the maturing facility and for general corporate purposes. The new facility will reduce the group's cost of borrowing, as the borrowing margin over Libor will reduce from 70 basis points to 40 basis points.

AngloGold Ashanti, both for the fourth quarter and the year, saw its best ever safety performance. For the quarter, lost time injuries declined by 26% to 6.56 per million man hours (1.31 per 200,000 man hours), and for the year, the number of fatal accidents and the rate of fatal accidents declined by 26% and 34%, respectively. Safety improved in all of the company's operating regions and an increasing number of mines are achieving significant periods of time without a lost time injury: Iduapriem (16 months), Cripple Creek & Victor (13 months), Bibiani (9 months), Navachab (8 months), Sunrise Dam (6 months), Yatela (4 months) and Geita (4 months).

For the year ended 31 December 2004, gold production was 8% higher at 6.05Moz, attributable largely to the Ashanti merger, as well as to higher production at Sunrise Dam and Cripple Creek & Victor. This increase was offset to some degree by the disposal of Jerritt Canyon and the closure of Union Reefs, as well as reduced production from all of the South African underground operations.

Total cash costs, at $268/oz, were $54/oz higher than those of the previous year, mainly due to stronger operating currencies and lower grades. Adjusted headline earnings for the year decreased by 7% to $263m.

A dividend of 180 South African cents (30 US cents) per share has been declared for the six months ended 31 December 2004. This has been based on the adjusted headline earnings, which excludes unrealised non-hedge derivatives.

Looking ahead, production for the first quarter is estimated to be 1.6Moz at an average total cash cost of $280/oz, assuming the following exchange rates: R/$6.05:1, A$/$0.77:1, BRL/$2.7:1 and Argentinean Peso/$3:1. Capital expenditure for the quarter is estimated at $174m but will be managed in line with profitability and cash generation.

For the year, production is estimated to be 6.5Moz at an average total cash cost of $273/oz, assuming the following exchange rates: R/$6.20:1, A$/$0.77:1, BRL/$2.8:1 and Argentinean Peso/$3:1. Capital expenditure for the year is estimated at $701m.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, gold production fell 2% to 6,314kg (203,000oz) due to a 4% drop in yield to 10.21g/t, as mining moved toward the extremities of the lease area. Volume mined, however, increased 4% as a consequence of improved blasting efficiencies.

Total cash costs decreased 4% to R45,517/kg ($234/oz) due to the lower summer power tariffs and the implementation of several new cost saving initiatives. These lower total cash costs, combined with favourable inventory movements, meant adjusted operating profit improved by 6% to R196m ($33m).

The Lost Time Injury Frequency Rate (LTIFR) improved by 8% to 9.8 lost time injuries per million hours worked. Regrettably, two employees lost their lives due to falls of ground.

At **Kopanang**, volume mined was 8% higher this quarter due to five additional shifts. Yield was slightly down at 7.23g/t. Gold production increased 3% to 3,825kg (123,000oz). Total cash costs, at R55,491/kg ($285/oz), decreased 10% from the previous quarter, mainly due to the higher production, lower summer power charges, lower treatment costs, improved efficiencies and the implementation of various cost saving initiatives. Adjusted operating profit increased 29% to R72m ($12m), reflecting the improved gold output.

The mine achieved 500,000 fatality-free shifts on 23 November 2004, although the LTIFR deteriorated by 23% to 14.45 for the quarter.

Tau Lekoa's volume mined increased 5% this quarter, following a particularly strong performance in October and November. Gold production, favourably impacted by the increased volumes and a marginal improvement in yield, closed 7% higher at 2,335kg (75,000oz). Total cash costs reduced 7% to R77,233/kg ($397/oz), reflecting the lower summer power costs and cost saving initiatives focused on mine overheads. Tau Lekoa's operating loss was consistent with that of the previous quarter, at R21m ($3m).

LTIFR deteriorated 22% to 15.29, although the mine achieved 500,000 fatality-free shifts on 16 November 2004.

Moab Khotsong's improved gold production of 91kg (3,000oz) is not included in the South Africa region's production, as the revenue continues to be capitalised against pre-production costs. Commercial production is scheduled for 2006.

The LTIFR deteriorated 28% to 8.41.

Improved face advance at **Savuka** translated into a 2% increase in volume mined this quarter. Despite the higher volumes and 3% improved yield however, a drop in tonnes milled resulted in a 3% decrease in gold production to 1,302kg (42,000oz). Total cash costs, which benefited from the lower summer power tariffs and new cost saving initiatives, were 3% lower at R88,981/kg ($458/oz). Operating losses decreased by 43% to R17m ($4m), predominantly from lower rehabilitation charges related to a two-year extension to the life of mine plan.

The LTIFR improved 51% to 8.85, although one employee died in a shaft accident.

At **Mponeng**, volume mined increased 6% to assist in countering the impact of high grade lock-up from recently commenced ledging operations. The lock-up resulted in an 11% yield reduction and a 5% decrease in gold production to 3,477kg (112,000oz), although grade at Mponeng is expected to improve in the first quarter.

Total cash costs increased marginally to R64,994/kg ($334/oz) due to the lower gold output, though this increase was partially offset by the lower summer power tariffs and the cost saving initiatives. Adjusted operating profit decreased 32% to R13m ($2m), reflecting the impact of the lower gold production.

The LTIFR deteriorated by 17% to 10.77.

At **TauTona**, volume mined decreased 11% after mining was impeded on several panels by seismicity and face advance declined on the basis of rock engineering recommendations. Yield fell 4% from higher dilution in the tonnages and increased levels of off-reef mining. Gold production, down 9% to 4,081kg (131,000oz), was negatively impacted by the lower tonnages and decreased yield. Total cash costs were consequently impacted by the lower gold output, rising 5% to R54,011/kg ($278/oz). Adjusted operating profit decreased 44% to R48m ($8m).

Two employees lost their lives in heavy machinery accidents this quarter and two employees died from falls of ground.

The LTIFR deteriorated 16% to 14.53.

At **Ergo**, which is due to close during 2005, tonnes treated declined by 11% as a result of a decrease in available high face material for reclamation. Yield, at 0.25g/t, was marginally above that of the previous period. Gold production declined 9% to 1,493kg (48,000oz), in line with planned lower tonnage profiles, while total cash costs improved 1% to R78,651/kg ($404/oz) due to lower throughput, more efficient cyanide usage and reduced by-product losses from the closure of the acid plant. Operating losses increased R13m to R24m ($4m).

Ergo had no lost time injuries.

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production increased as expected by 11% to 68,000oz due to a 12% increase in ore treated.

Total cash costs were 10% lower at $130/oz, mainly owing to improved production and higher silver by-product revenue. Adjusted operating profit climbed to $16m as a result of a 28% increase in gold revenue following a 9% improvement in the received price.

The LTIFR improved slightly to 4.61.

AUSTRALIA

Sunrise Dam reported its highest-ever quarterly production of 114,000oz. Although mining continued in the higher grade areas as planned, recovered grade, at 3.73g/t, was marginally lower than last quarter's level and total cash costs increased 13% to A$383/oz ($282/oz) due to increased ore movement, higher mining costs and crusher maintenance requirements. Adjusted operating profit improved 50% to A$27m ($20m), as a result of increased inventory.

The underground project at Sunrise Dam is well underway, with 397m of underground capital development and 1,058m of operational development completed. As anticipated, the first underground gold was produced this quarter.

There were no lost time injuries at Sunrise Dam.

Work continued this quarter on the November 2000 **Boddington** Expansion Feasibility Study update. All three parties involved remain committed to completing the study and optimising the project.

BRAZIL

At **AngloGold Ashanti Brazil**, gold production declined 8% to 59,000oz, mainly due to a planned decrease in tonnage treated at Córrego do Sítio (a heap leach mine) and lower feed grade at Cuiabá mine.

Total cash costs were 4% higher at $135/oz, as a consequence of the lower gold production and the 6% appreciation of the Brazilian real. The increased total cash costs and an 8% decrease in gold sold resulted in a 23% decline in adjusted operating profit to $10m.

Cuiabá mine and the Queiroz plant experienced significant improvements in health and safety this quarter, with LTIFR improving to 0.75. The Queiroz plant was awarded an ISO 14001 certification.

At **Serra Grande** (50% attributable), gold production was maintained at last quarter's level of 24,000oz. Total cash costs were 8% higher at $147/oz due to local currency appreciation and higher power costs and adjusted operating profit reduced marginally to $4m.

The LTIFR for the quarter was 2.46.

GHANA

At **Bibiani**, production decreased 26% to 34,000oz, largely due to problems with plant availability and expected constraints related to the south pit wall failure reported last quarter. Buttressing of the pit wall was successfully completed during the fourth quarter and mining resumed in the main pit in November. Total cash costs increased 20% to $283/oz, mainly due to lower production levels.

Bibiani had no lost time injuries this quarter.

At **Iduapriem** (85% attributable), gold production decreased 24% to 42,000oz due to lower-than-anticipated throughput levels and problems with plant availability related to the new gearbox installation, as detailed last quarter. Total cash costs increased significantly to $354/oz, primarily as a result of lower production.

Work is currently in progress on the Iduapriem mine-to-mill study reported last quarter.

Iduapriem had no lost time injuries this quarter.

At **Obuasi**, gold production declined 4% to 90,000oz, primarily due to the continued effect of insufficient developed and drilled underground reserves, coupled with ground instability and rock transfer problems, which are being resolved. Total cash costs increased to $320/oz, mainly as a result of lower production levels.

The LTIFR was 2.56 for the quarter.

The reorganisation of the planning and technical functions at Obuasi was completed during the quarter as planned. This reorganisation, combined with focused management attention on increasing development rates and improving underground production rates, should continue to strengthen the operating base on which to plan and develop the longer-term value of the mine.

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable), production increased 87% quarter-on-quarter to 43,000oz, although, as previously reported, the mine continued to be impacted by the cement shortage during the first part of the quarter, the delay in the carbon-in-pulp (CIP) plant construction, and the relocation of one cement silo in December. In spite of these constraints, total cash costs decreased 14% to $434/oz as a result of the increased production.

The LTIFR for the quarter was 0.46.

The CIP plant is on track for commissioning during the first quarter of 2005 and production is expected to increase. As previously reported, the gold embargo was lifted in the third quarter of 2004, although discussions with the Guinean government to resolve the impassse regarding withholding and other taxes are ongoing.

MALI

At **Morila** (40% attributable), production increased 143% to 90,000oz, reflecting a 93% increase in recovered grade and a 28% increase in tonnage throughput, as the plant expansion realised full operational capacity in the last quarter of the year. Mining progressed as planned into the higher zones of Phase Three, formerly Pit Three, giving rise to Morila's significant grade increase.

Total cash costs declined by 40% quarter-on-quarter to $150/oz, mainly due to the improved gold production. Adjusted operating profit also improved to $19m from the break-even position of the previous quarter.

The LTIFR for the quarter was 3.71.

The productivity bonus dispute was successfully resolved during the quarter, as both parties have agreed to implement a productivity bonus scheme going forward.

Looking ahead, Morila's grades in the first quarter of 2005 are expected to be lower as mining moves away from the high grade zones but, overall, grades are likely to be higher for the year than they were in 2004.

At **Sadiola** (38% attributable), gold production improved 24% to 47,000oz due to increases in both the recovered grade and tonnage throughput.

Total cash costs decreased by 4% to $255/oz, while adjusted operating profit was consistent with that of the previous quarter at $3m, as increased revenue was offset by higher operating costs.

The LTIFR for the quarter was 2.32.

Production at **Yatela** (40% attributable), at 28,000oz, was 17% above that of the previous quarter. The improved production performance resulted from increased tonnage stacked due to improved footing conditions on the leach pad.

Total cash costs increased by 18% to $276/oz after a higher estimated life-of-mine stripping ratio in the Alamoutala pit led to increased mining costs. Adjusted operating profit was in line with that of the previous quarter at $2m, as increased revenue at Yatela was offset by higher operating costs.

There were no lost time injuries during the quarter.

NAMIBIA

At **Navachab**, gold production dropped 6% to 17,000oz due to a 21% decrease in tonnage throughput, although the effect of this decline was partially offset by a 17% improvement in recovered grade. Tonnage throughput was adversely affected by a crusher breakdown in November that resulted in considerable plant downtime. Total cash costs increased by 53% to $462/oz as a result of the reduced production volume, the cost of repairing the crusher and the effect of the US dollar exchange rate. Increased production costs led to an adjusted operating loss of $2m.

The mine recorded no lost time injuries.

TANZANIA

At **Geita**, as anticipated, production increased 28% to 190,000oz. Tonnage throughput increased 6% and recovered grade improved 21% in line with expectations reported last quarter. Total cash costs, at $264/oz, were lower than those of the previous quarter, due to the positive impact of the improved grade.

Adjusted operating profit rose to $5m, compared to the break-even position of the previous quarter. This was chiefly due to improved production and cost performance.

The mine recorded a LTIFR of 1.02.

USA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), production, at 91,000oz, was marginally higher than that of the previous quarter, due to the continued improvement of the head grade solution through the processing plant. Total cash costs, at $240/oz, were 10% higher than those of the previous quarter and adjusted operating profit decreased from $2m to a loss of $1m, as the benefit of the improved grade was more than offset by inventory movement and higher costs.

CC&V had no lost time injuries this quarter.

The processing facilities at CC&V met design capacity for the year, although levels for the quarter were slightly lower than expected. Crusher throughput was negatively impacted in December for ten operating days during major repairs to the gyratory portion; haul truck hours ended the quarter below planned levels.

Phase 4C of the leach pad construction was finished in October. The leach pad drilling programme completed in the third quarter confirmed that the recoverable ounces in the leach pad inventory are reflected in the financials and require no adjustments.

Notes:
- All references to price received include the realised non-hedge derivatives.
- All references to adjusted operating profit refer to operating profit excluding unrealised non-hedge derivatives.
- All references to adjusted headline earnings refer to headline earnings excluding unrealised non-hedge derivatives and fair value gains on interest rate swaps.
- In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.

Exploration

In **South Africa,** assay results of surface borehole MMB4 drilled at Moab Khotsong was completed during the quarter. This borehole returned encouraging grades and confirmed the existing geological model, with an average grade of 32.46g/t over a channel width of 119.68cm for six deflections.

At Geita in **Tanzania**, diamond drilling of the Geita Hill down-dip extension continued in order to optimise the open-pit and potential underground interphase. Step-out drilling continued in the North East Extension area at Geita Hill, tracing gold mineralisation along strike and down-dip to define areas for infill drilling in 2005.

At Sadiola in **Mali**, an additional hole was drilled in the Hard Sulphide Drilling Project, which verified the mineralisation previously encountered 100m below the exisitng Mineral Resource model. Satellite Mineral Resource oxide modelling focused on FE3 South and drilling intersected mineralisation 300m further south. Infill drilling was completed over the western edge of the FE4 pit.

At Yatela, four holes were drilled to investigate the sulphide potential below the Alamoutala pit. Assay results received from the first two holes intersected uneconomic mineralisation.

At Morila, drill intercepts at Samacline to the west of the pit remain encouraging but deep. A regional target generation study within the lease area identified several targets for follow-up drilling but no significant mineralisation was intercepted.

At Obuasi in **Ghana**, underground exploration continues to focus on the below 50 Level Deeps project where results from drilling remain encouraging. The tender has been awarded for the drilling of two 3,000m holes from surface in the Deeps project. A further six deep holes are anticipated during the course of this exploration project. Drilling of the West Lode sulphide orebody on the 32 Level project also yielded positive results.

At Bibiani North, drilling continued to focus on the delineation of additional underground Mineral Resources with moderate results.

At Siguiri in **Guinea**, drilling for depth extensions in the Kami pit has intersected narrow but relatively high grade zones. Mineral Resource definition

drilling continued south west of the Kozan pit and to the south of the Kosise pit.

The start of the planned diamond drilling campaign at the Kimin project in **Democratic Republic of Congo** is due to commence during January 2005.

In **Namibia** at Navachab, drilling at Anomaly 16, situated 5km from the current pit, delineated an Inferred Mineral Resource of 5.4Mt at 1.03g/t for 178,000oz. Further drilling is required to test additional mineralisation along strike and down-dip.

At Cripple Creek & Victor in the **United States**, efforts focused on evaluating the metallurgical character of the Mineral Resource at the Wildhorse Extension project, where results are pending. Mineral Resource expansion drilling continued on this project with positive results. Drill testing of the Hoosier Pass target, a sheeted vein system, continued with drill intersections of 1g/t to 2g/t.

In **Alaska**, drilling at Livengood delineated a stratigraphically controlled, shallow-dipping gold system, and further drilling is warranted. In the Pogo district, the ER and Eagle projects will be farmed out in 2005, with exploration focusing on three new targets identified during the 2004 regional geochemical programme.

In **Brazil**, Mineral Resource definition drilling continued at Lamego. Drilling confirmed multiple mineralised horizons at the southern extremity of the Cabeça da Pedra fold hinge and the Carruagem exploration ramp advanced 227m during the quarter to 242m.

At Córrego do Sítio, drilling at Carvoaria Velha-Bocaina (situated 2km north-east of Cachorro Bravo) confirmed the presence of multiple narrow, locally high grade, mineralised sulphide horizons. Drilling at Bocaina at the northern end of the property has extended the known oxide Mineral Resource to the north and confirmed the down-plunge continuity of the sulphide mineralisation. Ongoing underground drilling at Cachorro Bravo continues to intersect high grade mineralisation within the 300 ore horizon.

Seven holes drilled to test the Biquinha target adjacent to the Cuiabá mine failed to intersect significant mineralisation.

At Serra Grande, drilling concentrated on potential open-pit targets and Mineral Resource modeling is in progress.

At Cerro Vanguardia, in **Argentina**, drilling at the Zorro, Gabriela and Liliana veins highlighted continued upside in under-explored veins within the licence area.

Diamond drilling was completed on one target in **Peru,** with further drilling planned for early in 2005. A further three targets will be drill tested in 2005. The Pichacani property in southern Peru was farmed out to Bear Creek Mining in December.

In **Colombia**, target definition work continues and fieldwork is in progress.

At Sunrise Dam in **Australia**, drilling from surface and underground continued to focus on the underground targets of Astro, Cosmo, GQ and Hammerhead. At Neville, located 1km north of the underground portal, drilling intersected narrow, high-grade mineralisation. At Lord Byron, located approximately 60km east of Sunrise Dam, Reverse Circulation (RC) drilling targeted zones of higher-grade mineralisation within the known mineralised area.

At Yamarna, diamond drilling tested priority targets in the southern portions of the project area, intersecting extensive alteration with low gold values. Aircore drilling in the northern portions

defined a large geochemical anomaly requiring further testing.

At Tropicana East, diamond drilling was undertaken to provide detailed geological controls of the recently discovered gold mineralisation. Extensive geochemical sampling along strike defined broad anomalous areas, which require further infill sampling in order to define drill targets.

In the Northern Territory, AngloGold Ashanti and Newmont Australia have agreed that AngloGold Ashanti will exit the Tanami Mine Joint Venture and the Central Desert Joint Venture. The Tanami Mine Joint Venture includes the Tanami Mill and associated infrastructure and tenements.

In December, an exploration alliance was established with Oxiana Resources, targeting new mineralisation in **Laos.**

In **Mongolia**, two new targets were drill tested this quarter. Drill results are awaited from the Tsagaan Tolgoi and Altan Uul projects.

In **China**, target generation and project reviews continue.

In **Russia**, AngloGold Ashanti continues to provide Trans-Siberian Gold with geological input at both the Veduga and Asacha projects. where drilling is in progress to increase the Mineral Resource.

Review of the **gold market**

The return of investor interest to gold produced a sustained rise in the gold price during the latter half of 2004. The gold price rose almost uninterruptedly for three months to early December. The quarter produced a high spot gold price of $457/oz (see Graph 1), the highest price seen in almost 17 years.

The price closed the quarter at $435/oz, up by 5% from the beginning of 2004. The market has corrected further since the end of the year to a low of $416/oz, but buying interest returned in January 2005 and the price rally of the past three years still appears intact.

The average spot price of $434/oz for the last quarter of 2004 was $33/oz or 8% stronger than the average price for the previous quarter. However, the rand strengthened against the dollar by some 13% during this period, and the South African gold price hardly benefited from the higher dollar prices. The average local price of R83,983/kg was only 2% higher than the rand price in the previous quarter. The gold price in rands of R79,442/kg at the end of 2004 was over 10% or R9,000/kg lower than the local gold price at the beginning of the year.

GOLD

The gold price driver for the quarter was definitively the weakening of the US dollar, particularly against the euro, but also against the Japanese ¥en. The weakening of the US currency has been the primary driver of the gold price rise over the past three and a half years, and the correlation between the rising US dollar spot price of gold and the weakening of the dollar against the euro reached a remarkable 97% over a three month period to December 2004. This does not mean that other factors will not have some effect on the gold market and the price of gold from time to time. It does, however, underline the primary influence of the health of the US currency on the gold price in this current market cycle for gold.

In this respect, the gold market differs from the parallel cycle of rising base metal and commodity prices. Unlike the industrial metals, the price of gold is not a bet on Chinese demand, on which many commodity prices depend. The gold price correlation with the US dollar is an important one for the year ahead. With market commentators and analysts uniformly forecasting a weaker US dollar at the end of 2005, these forecasts have translated to a forecast of higher spot prices of gold as well. Any stabilisation or recovery in the US currency would have the opposite effect on the gold price in the current market.

Investment demand remains the vehicle through which this influence on the gold price is exercised. During the past quarter, the role played by investors and speculators in gold on the New York Comex was supplemented by the launch in the USA of the gold exchange-traded fund, the streetTRACKS Gold Shares. The fund was created by the World Gold Council in partnership with State Street Global Markets. By early 2005, this fund had purchased on behalf of its investors over 140t of physical gold in the market. This level of investment is equal to over 25% of the net long position in gold on the New York Comex. On the Comex itself, during the quarter the total open position in gold reached a record high of over 56Moz, or 1,750t. The net long position remained consistently strong (at around 20Moz) throughout the final quarter of 2004, although it failed to reach the record high levels seen in early April.

PHYSICAL DEMAND

The physical market for gold for the first half of 2004 showed some positive adjustment, and some acceptance of higher gold prices. The upshot has been a slight recovery in aggregate demand, and some slippage in supply, and a physical market more in balance for that.

In the important area of demand for gold in jewellery, latest reports show improved offtake in the Middle East (particularly in Turkey) and in South East Asia (particularly in Vietnam), and sustained demand in India. Set against this demand, the market has seen lower official sales of gold in 2004, due in part to the process of renegotiation and extension of the Washington Agreement for a further five years, and lower gold scrap sales, as the temptation of a higher dollar spot price of gold has been dampened by the weakening of the US currency and consequently generally lower local prices of gold in many countries.

A further contribution to an improved supply/demand balance is likely to come from improving gold offtake in jewellery in China, for the first time in several years. This improvement has come with the completion in 2003 of the deregulation of the gold jewellery market in China, and the subsequent introduction by the World Gold Council of modern, 18 carat gold jewellery to metropolitan markets in China. This new product is able to compete with platinum jewellery on price, colour and design and it has been interesting to see growing sales of this new product and a simultaneous fall in platinum jewellery sales in the China mainland market during 2004.

CURRENCIES

The recovery in the US dollar which commenced early in the first quarter of 2004 lasted well into the third quarter of the year. For over six months, the US currency traded most of the time between $1.20 and $1.25 to the euro, and reached ¥115 during May 2004. The dollar's strength during this time was a product largely of purchases of US dollar instruments by monetary authorities of China and Japan. As this Asian intervention ended, so did the recovery in the US currency. The dollar's devaluation resumed late in the third quarter, and continued unbroken for four months, to close 2004 at almost $1.36 to the euro, and ¥102. By the end of the year, the euro had gained 8% and the ¥en 5% against the US dollar compared with their exchange rates at the beginning of 2004.

The cycle of dollar weakness continued as the market took the view that the challenge of the US budget deficit was unlikely to be resolved and the US currency would have to weaken in order to set in train the economic corrections necessary to reduce the US deficits. This market view was reinforced by the public announcement in mid-November by Alan Greenspan, Chairman of the US Federal Reserve Bank, that the current account deficit of the USA was unsustainable and the willingness of foreign investors to finance that deficit through investments in the US currency was finite. After that announcement, the US currency went on to touch a record low of over $1,37 to the euro, and to lose ground also against the Japanese ¥en. With the weaker dollar came a stronger gold price, and the behaviour of gold as a currency trade against the US dollar was reinforced.

Since the end of 2004, the dollar has recovered somewhat against both the Euro and the ¥en, this time without the support of US Treasury bonds by Japan and China that triggered and sustained the dollar recovery during the first half of 2004. Whilst this looks in part like profit-taking by the forex markets, the dollar's revival does raise the issue of an appropriate exchange rate for the US currency, given the healthier economic growth rates projected for 2005 for the USA by comparison with the alternative economies of Japan and Europe. For the moment, the dollar recovery remains intact. However, it is likely to be only a matter of time before the economic reality of the massive US current account deficit reasserts itself, and market sentiment again turns against the US dollar.

Against this background, the turn in the US interest rate policy is likely to be maintained into 2005. Five rate increases during the second half of 2004 have brought US rates up to 2.25%p.a. The rate increases have been implemented steadily and with a degree of caution to avoid damaging US economic growth. The balance is a delicate one, but the Federal Reserve seems committed to further interest rate increases in 2005 as a means of improving the ability of the US dollar to attract foreign investment flows to address the deficits of the US economy.

Turning to the rand, the local currency has strengthened against the US dollar by significantly more than the dollar has weakened against the euro and the ¥en. At their peak in 2004, the European and Japanese currencies had strengthened by 8% and 5% against the opening exchange rates against the US dollar at the beginning of 2004. By comparison, the rand gained fully 17% against the US dollar. The local currency also showed significantly higher volatility during the year than did the two other currencies (see Graph 2). The rand benefited from strong commodity prices and from sustained investor interest in the South African economy. In addition, sound economic policies in recent years have translated to sustained growth in the country and to a further upgrading of the country's sovereign risk rating by international rating agencies. Whilst the value of the rand remains vulnerable to a recovery in the US dollar, or to specific event-driven reactions, it is otherwise likely to sustain its strength against major currencies into 2005.

HEDGING

As at 31 December 2004, the net delta hedge position of AngloGold Ashanti was 10.49Moz or 326t, valued at the spot price of gold on that date of $435/oz. This net delta position reflects a decrease of just under 2.2Moz or 69t in the net size of the AngloGold Ashanti hedge compared with the position at the end of the previous quarter. This decrease has been achieved by the restructuring of the combined hedge position of AngloGold and Ashanti.

The marked-to-market value of the hedge position as at 31 December 2004 was negative $1,161m, little changed from the negative value of $1,139m recorded at the end of 30 September 2004, notwithstanding the fact that the spot gold price of $435/oz, on which this value is based, was $16/oz higher than the spot price at 30 September 2004. The company continues to manage its hedged positions actively, and to reduce overall levels of pricing commitments in respect of future gold production by the company.

GRAPH 1

Dollar Gold Price 1980 - 1/2005



GRAPH 2

US$ Exchange Rate vs EUR, ZAR and JPY Indexed from 1/2004



Restructuring the AngloGold Ashanti **Hedge Book**

This company has an established practice of actively managing its hedged commitments under changing market circumstances. This is reflected in the reduction of the book from its high of 17.8Moz at 31 December 2000 to 7.01Moz at 30 June 2004. At the level of 7.01Moz, the hedge had been reduced to cover an average of 22% of the annual production from AngloGold assets over the next five years. Following the merger with Ashanti, the combined hedge books amounted to 12.7Moz at the end of last quarter, and the level of cover increased to 40% of five years' production of the combined company.

The company has previously indicated its intention to continue with the reduction in hedging levels. The argument for this reduction has been further supported by the company's positive view of the gold price in the current market cycle. The company believes that the market circumstances favourable for the gold price are likely to remain in place for some time, and that the gold price will continue to trade in its current range, or higher.

A substantial restructuring of the hedge was commenced in late December 2004 and completed in January 2005. This has resulted in a reduction in the net delta of the combined hedge by some 2.2Moz or 69t of gold, down to a net hedge delta of 10.49Moz at 31 December 2004. The restructured hedge now represents cover equal to 31% of five years' production spread over a ten-year period. The reduction of 2.2Moz in this one quarter is of the same order of magnitude as the substantial reduction achieved in hedge restructuring by AngloGold through the second quarter of 2002.

Notwithstanding a spot price at 31 December 2004 that was $16/oz higher than that at 30 September 2004, the marked-to-market valuation of the hedge book at the end of the year is almost unchanged quarter-on-quarter at negative $1,161m, compared with negative $1,139m at the end of the third quarter. By comparison, the marked-to-market value of the now restructured book at the same spot price of $418.80/oz at which the 30 September valuation was undertaken, would result in a value of negative $922m, reflecting a positive variance of $217m.

This improvement was achieved through a combination of the elimination from the hedge of lower-priced contracts and the cash injection of $83m into the book in the final quarter of 2004, followed by a further $76m in January 2005.

The level of cover for 2005 is at approximately 10% of projected production for that year, while in 2006 it is at approximately 17% of projected production.

In broad terms, the steps undertaken in the restructuring included:

- the effective buy-back of poorly-priced forward and call option contracts in years 2005, 2006 and 2007 in order to remove the concentration of hedging in these years following the incorporation of the Ashanti hedge book, and to increase exposure to the spot price of gold in this period; and
- the sale of new forward and call options contracts in the years beyond 2007 at higher gold prices than had been the case in the previous hedge structure, and spread more evenly than in the previous hedge structure.

Because of the nature of the current accounting treatment of derivative contracts, much of the restructuring of the hedge has been effected by overlaying the existing hedge commitments with new contracts in order to achieve the effect of buying-back and replacing with new contracts at different dates and rates. The cash earnings will reflect the significantly greater exposure of the company to the spot price during 2005 and 2006 in particular. Beyond these years, the significantly higher contracted prices in the restructured forward positions will provide further benefit.

It is the intention of management to continue to actively manage the hedge book. This includes delivering into contracts, continuing to reduce the size of the book, and continuing to seek the maximum economic benefit from the book.

As much of the impact of the restructuring as possible has been taken in the fourth quarter of 2004. What remained to be concluded of the restructuring after the year-end was the apportionment of the net long position against existing short forward positions, and the rollout of the balance of the longer-dated new forward and option positions that complete the restructuring. The shortfall in the received price in relation to the average spot price for the fourth quarter of 2004 was a consequence of both the bunching of Ashanti hedge contracts at year-end and the restructuring of the hedge book, and a gap of this magnitude, is not expected to recur in anticipated market conditions.

For the year ahead, it is the company's intention to track the spot price more closely than in this previous quarter, and to manage the hedge book actively with the goal of moderating any negative impact on the price received of the remaining lower-priced hedge positions in the year.

Hedge position **at year end**

As at 31 December 2004, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 10.49Moz or 326t (at 30 September 2004: 12.7Moz or 395.2t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1.161bn (negative R6.583bn) as at 31 December 2004 (as at 30 September 2004: $1.139bn or R7.346bn). This value at 31 December 2004 was based on a gold price of $434.70/oz, exchange rates of R/$5.67 and A$/$0.7745 and the prevailing market interest rates and volatilities at that date.

As at 25 January 2005, the marked-to-market value of the hedge book was a negative $993m (negative R5.869bn), based on a gold price of $426.35/oz and exchange rates of R/$5.93 and A$/$0.7710 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2005	2006	2007	2008	2009	2010-2014	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	34,021	30,428	35,481	29,111	25,324	48,745	203,110
	$ per oz	$315	$338	$343	$363	$377	$395	$357
*Restructure longs	Amount (kg)	17,676						17,676
	$ per oz	$440						$440
Put options purchased	Amount (kg)	3,381	5,481	1,455				10,317
	$ per oz	$347	$355	$292				$344
Put options sold	Amount (kg)	6,221	4,354		855	1,882	9,409	22,721
	$ per oz	$397	$339		$390	$400	$430	$400
Call options purchased	Amount (kg)	9,880	3,030	2,003				14,913
	$ per oz	$340	$353	$361				$345
Call options sold	Amount (kg)	29,490	18,017	20,375	26,179	22,852	57,604	174,517
	$ per oz	$363	$386	$372	$377	$399	$455	$403
RAND GOLD								
Forward contracts	Amount (kg)					933		933
	Rand per kg					R116,335		R116,335
Put options purchased	Amount (kg)		1,875					1,875
	Rand per kg		R93,602					R93,602
Put options sold	Amount (kg)	8,025	1,400					9,425
	Rand per kg	R80,840	R88,414					R81,965
Call options purchased	Amount (kg)							
	Rand per kg							
Call options sold	Amount (kg)	12,657	4,517	311		2,986	5,972	26,443
	Rand per kg	R88,509	R102,447	R108,123		R202,054	R223,756	R134,486
A DOLLAR GOLD								
Forward contracts	Amount (kg)	2,969	3,110	8,398	3,110	3,390	3,110	24,087
	A$ per oz	A$560	A$746	A$650	A$673	A$667	A$692	A$662
Put options purchased	Amount (kg)	1,244						1,244
	A$ per oz	A$585						A$585
Put options sold	Amount (kg)	2,644						2,644
	A$ per oz	A$565						A$565
Call options purchased	Amount (kg)	3,110	6,221	3,732	3,110	1,244	3,110	20,527
	A$ per oz	A$724	A$673	A$668	A$680	A$694	A$712	A$688
Call options sold	Amount (kg)	1,711						1,711
	A$ per oz	A$597						A$597
**Total net gold:	Delta (kg)	32,280	44,577	57,531	52,221	47,107	92,492	326,208
	Delta (oz)	1,037,825	1,433,182	1,849,662	1,678,942	1,514,523	2,973,683	10,487,817

*   At 31 December 2004, the group was in the process of restructuring the hedge book and had acquired a long spot position in gold. This long gold position will be applied to the restructure during the first quarter of 2005.

**   The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2004.

	Year	2005	2006	2007	2008	2009	2010-2014	Total
DOLLAR SILVER								
Forward contracts	Amount (kg)							
	$ per oz							
Put options purchased	Amount (kg)	43,545	43,545	43,545				130,635
	$ per oz	$7.11	$7.11	$7.40				$7.21
Put options sold	Amount (kg)	43,545	43,545	43,545				130,635
	$ per oz	$6.02	$6.02	$5.93				$5.99
Call options purchased	Amount (kg)							
	$ per oz							
Call options sold	Amount (kg)	43,545	43,545	43,545				130,635
	$ per oz	$8.11	$8.11	$8.40				$8.21

The following table indicates the group's currency hedge position at 31 December 2004

	Year	2005	2006	2007	2008	2009	2010-2014	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)	130,509						130,509
	Rand per $	R5.71						R5.71
Put options purchased	Amount ($)							
	Rand per $							
Put options sold	Amount ($)							
	Rand per $							
Call options purchased	Amount ($)							
	Rand per $							
Call options sold	Amount ($)	65,000						65,000
	Rand per $	R5.72						R5.72
A DOLLAR (000)								
Forward contracts	Amount ($)	55,237	39,222					94,459
	$ per A$	A$0.59	A$0.75					A$0.65
Put options purchased	Amount ($)							
	$ per A$							
Put options sold	Amount ($)							
	$ per A$							
Call options purchased	Amount ($)							
	$ per A$							
Call options sold	Amount ($)	20,000	20,000					40,000
	$ per A$	A$0.76	A$0.74					A$0.75
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)							
	$ per BRL							
Put options purchased	Amount ($)	600						600
	$ per BRL	BRL3.38						BRL3.38
Put options sold	Amount ($)	600						600
	$ per BRL	BRL3.21						BRL3.21
Call options purchased	Amount ($)							
	$ per BRL							
Call options sold	Amount ($)	600						600
	$ per BRL	BRL3.55						BRL3.55

Current hedge **position**

As at 25 January 2005, following further restructuring of the hedge book, the group had outstanding, the following forward-pricing commitments against future production. The total net delta of the hedge on this date was 10.49Moz or 326t (at 31 December 2004: 10.49Moz or 326t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $993m (negative R5.869bn) as at 25 January 2005 (as at 31 December 2004: $1.161bn or R6.583bn).

This value was based on a gold price of $426.35/oz, exchange rates of R/$5.93 and A$/$0.7710 and the prevailing market interest rates and volatilities at 25 January 2005.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2005	2006	2007	2008	2009	2010-2014	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	8,127	19,510	32,993	30,076	26,288	53,566	170,560
	$ per oz	$231	$336	$344	$365	$380	$402	$365
Put options purchased	Amount (kg)	9,135	8,592	1,455				19,182
	$ per oz	$334	$345	$292				$336
Put options sold	Amount (kg)	6,221	4,354		855	1,882	9,409	22,721
	$ per oz	$386	$339		$390	$400	$430	$397
Call options purchased	Amount (kg)	15,001	3,435	2,003				20,439
	$ per oz	$338	$350	$361				$342
Call options sold	Amount (kg)	29,117	20,466	23,330	27,536	26,211	76,155	202,815
	$ per oz	$366	$392	$381	$380	$407	$468	$416
RAND GOLD								
Forward contracts	Amount (kg)					933		933
	Rand per kg					R116,335		$116,335
Put options purchased	Amount (kg)		1,875					1,875
	Rand per kg		R93,602					R93,602
Put options sold	Amount (kg)	8,025	1,400					9,425
	Rand per kg	R81,457	R88,414					R82,491
Call options purchased	Amount (kg)							
	Rand per kg							
Call options sold	Amount (kg)	12,657	4,517	311		2,986	5,972	26,443
	Rand per kg	R89,054	R102,447	R108,123		R202,054	R223,756	R134,747
A DOLLAR GOLD								
Forward contracts	Amount (kg)	2,036	3,110	8,398	3,110	3,390	3,110	23,154
	A$ per oz	A$573	A$746	A$650	A$673	A$667	A$692	A$667
Put options purchased	Amount (kg)	1,244						1,244
	A$ per oz	A$585						A$585
Put options sold	Amount (kg)	3,110						3,110
	A$ per oz	A$553						A$553
Call options purchased	Amount (kg)	3,110	6,221	3,732	3,110	1,244	3,110	20,527
	A$ per oz	A$724	A$673	A$668	A$680	A$694	A$712	A$688
Call options sold	Amount (kg)	3,110						3,110
	A$ per oz	A$577						A$577
*Total net gold:	Delta (kg)	22,017	34,937	56,920	54,089	50,034	108,534	326,531
	Delta (oz)	707,862	1,123,249	1,830,018	1,738,999	1,608,628	3,489,444	10,498,200

* The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 25 January 2005.

Group **operating results**

			Quarter ended December 2004 Unaudited	Quarter ended September 2004 Unaudited	Year ended December 2004 Unaudited	Year ended December 2003 Unaudited	Quarter ended December 2004 Unaudited	Quarter ended September 2004 Unaudited	Year ended December 2004 Unaudited	Year ended December 2003 Unaudited
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Milled	- 000 tonnes	/ - 000 tons	3,643	3,634	13,554	13,047	4,016	4,006	14,940	14,382
Yield	- g / t	/ - oz / t	7.20	7.40	7.50	8.03	0.210	0.216	0.219	0.234
Gold produced	- kg	/ - oz (000)	26,246	26,907	101,717	104,741	844	865	3,270	3,367
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	8,086	8,439	35,800	36,822	8,913	9,303	39,463	40,589
Yield	- g / t	/ - oz / t	0.32	0.35	0.31	0.27	0.009	0.010	0.009	0.008
Gold produced	- kg	/ - oz (000)	2,570	2,921	11,191	9,958	83	94	360	320
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	35,188	37,407	135,171	125,529	38,788	41,234	149,001	138,372
Treated	- 000 tonnes	/ - 000 tons	5,176	5,462	18,236	13,967	5,706	6,021	20,102	15,396
Stripping ratio	- t (mined total - mined ore) / t mined ore		5.33	6.03	6.34	8.95	5.33	6.03	6.34	8.95
Yield	- g / t	/ - oz / t	3.63	2.97	3.21	3.43	0.106	0.087	0.094	0.100
Gold in ore	- kg	/ - oz (000)	21,065	15,684	54,056	27,105	677	504	1,738	871
Gold produced	- kg	/ - oz (000)	18,798	16,200	58,572	47,893	604	521	1,884	1,540
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	18,934	17,733	71,837	59,507	20,871	19,547	79,187	65,595
Placed [1]	- 000 tonnes	/ - 000 tons	6,378	5,359	22,120	18,265	7,031	5,907	24,383	20,133
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.91	1.82	2.08	2.59	1.91	1.82	2.08	2.59
Yield [2]	- g / t	/ - oz / t	0.88	0.78	0.84	0.81	0.026	0.023	0.024	0.024
Gold placed [3]	- kg	/ - oz (000)	5,608	4,200	18,534	14,782	180	135	596	475
Gold produced	- kg	/ - oz (000)	5,238	4,595	16,743	12,076	168	148	538	389
TOTAL										
Gold produced	- kg	/ - oz (000)	52,852	50,623	188,223	174,668	1,699	1,628	6,052	5,616
Gold sold	- kg	/ - oz (000)	52,957	51,511	188,497	174,587	1,703	1,656	6,060	5,613
Price received	- R / kg	/ - $ / oz - sold	76,802	80,572	81,184	87,826	396	392	394	363
Total cash costs [4]	- R / kg	/ - $ / oz - produced	54,015	55,744	55,246	51,710	278	272	268	214
Total production costs [4]	- R / kg	/ - $ / oz - produced	68,703	69,582	69,036	63,541	354	340	336	263
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	385	375	372	343	12.36	12.05	11.95	11.04
Actual	- g	/ - oz	393	367	366	327	12.65	11.78	11.76	10.51
CAPITAL EXPENDITURE [4]	- Rm	- $m	1,181	1,004	3,764	3,396	192	156	585	449

[1] Tonnes (Tons) placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Group **income statement**

SA Rand million	Notes	Quarter ended December 2004 Unaudited	Quarter ended September 2004 Unaudited	Quarter ended December 2003 Unaudited	Year ended December 2004 Reviewed	Year ended December 2003 Audited
Gold income		4,174	4,171	3,685	15,348	15,264
Cost of sales	2	(3,610)	(3,651)	(2,821)	(12,933)	(11,458)
		564	520	864	2,415	3,806
Non-hedge derivatives		(454)	82	196	(786)	861
Operating profit		110	602	1,060	1,629	4,667
Corporate administration and other expenses		(66)	(84)	(60)	(331)	(273)
Market development costs		(23)	(30)	(46)	(100)	(139)
Exploration costs		(77)	(75)	(68)	(283)	(283)
Interest receivable		66	63	94	285	285
Other net (expense) income		(28)	13	7	(61)	(123)
Finance costs		(127)	(129)	(145)	(512)	(362)
Fair value gains on interest rate swaps		20	24	32	10	38
Abnormal items		-	-	(122)	-	(122)
(Loss) profit before exceptional items		(125)	384	752	637	3,688
Amortisation of intangible assets		(46)	(48)	(52)	(200)	(221)
Impairment of tangible assets		-	(8)	20	(8)	(327)
Profit on disposal of assets and subsidiaries		23	36	19	88	75
Profit on disposal of investments		-	-	51	-	331
(Loss) profit on ordinary activities before taxation		(148)	364	790	517	3,546
Taxation	3	307	(72)	(142)	174	(1,080)
Profit on ordinary activities after taxation		159	292	648	691	2,466
Minority interest		(23)	(39)	(32)	(124)	(130)
Minority interest in abnormal items		-	-	(5)	-	(5)
Net profit		136	253	611	567	2,331
Adjusted operating profit						
The operating profit has been adjusted by the following to arrive at adjusted operating profit:						
Operating profit		110	602	1,060	1,629	4,667
Unrealised non-hedge derivatives		476	29	(134)	1,173	(438)
Adjusted operating profit		586	631	926	2,802	4,229
Headline earnings						
The net profit has been adjusted by the following to arrive at headline earnings:						
Net profit		136	253	611	567	2,331
Amortisation of intangible assets		46	48	52	200	221
Impairment of tangible assets		-	8	(20)	8	327
Profit on disposal of assets and subsidiaries		(23)	(36)	(19)	(88)	(75)
Profit on disposal of investments		-	-	(51)	-	(331)
Current and deferred taxation on exceptional items	3	6	1	12	16	(94)
Headline earnings		165	274	585	703	2,379
Unrealised non-hedge derivatives and fair value gains on interest rate swaps		456	5	(166)	1,163	(476)
Deferred tax on unrealised non-hedge derivatives and fair value gains on interest rate swaps	3	21	1	87	(222)	230
Adjusted headline earnings		642	280	506	1,644	2,133
Earnings per ordinary share (cents)						
- Basic		51	96	274	226	1,046
- Diluted		51	96	273	225	1,042
- Headline		62	104	263	280	1,068
- Adjusted headline		243	106	227	654	957
Dividends ~						
- Rm					926	1,584
- cents per share					350	710

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

~ Dividends are translated at actual rates on date of payment. The current period is only an indicative amount.

Group **income statement**

US Dollar million	Notes	Quarter ended December 2004 Unaudited	Quarter ended September 2004 Unaudited	Quarter ended December 2003 Unaudited	Year ended December 2004 Reviewed	Year ended December 2003 Audited
Gold income		692	653	547	2,396	2,029
Cost of sales	2	(599)	(572)	(419)	(2,022)	(1,526)
		93	81	128	374	503
Non-hedge derivatives		(91)	16	31	(142)	119
Operating profit		2	97	159	232	622
Corporate administration and other expenses		(11)	(13)	(9)	(51)	(36)
Market development costs		(4)	(5)	(7)	(15)	(19)
Exploration costs		(13)	(12)	(10)	(44)	(38)
Interest receivable		11	10	14	44	38
Other net (expense) income		(4)	2	1	(10)	(15)
Finance costs		(21)	(20)	(21)	(79)	(49)
Fair value gains on interest rate swaps		3	3	5	2	6
Abnormal items		-	-	(19)	-	(19)
(Loss) profit before exceptional items		(37)	62	113	79	490
Amortisation of intangible assets		(7)	(7)	(8)	(31)	(29)
Impairment of tangible assets		-	(1)	2	(1)	(44)
Profit on disposal of assets and subsidiaries		4	5	3	13	10
Profit on disposal of investments		-	-	8	-	45
(Loss) profit on ordinary activities before taxation		(40)	59	118	60	472
Taxation	3	60	(13)	(20)	40	(142)
Profit on ordinary activities after taxation		20	46	98	100	330
Minority interest		(4)	(6)	(4)	(19)	(17)
Minority interest in abnormal items		-	-	(1)	-	(1)
Net profit		16	40	93	81	312
Adjusted operating profit						
The operating profit has been adjusted by the following to arrive at adjusted operating profit:						
Operating profit		2	97	159	232	622
Unrealised non-hedge derivatives		95	1	(22)	202	(63)
Adjusted operating profit		97	98	137	434	559
Headline earnings						
The net profit has been adjusted by the following to arrive at headline earnings:						
Net profit		16	40	93	81	312
Amortisation of intangible assets		7	7	8	31	29
Impairment of tangible assets		-	1	(2)	1	44
Profit on disposal of assets and subsidiaries		(4)	(5)	(3)	(13)	(10)
Profit on disposal of investments		-	-	(8)	-	(45)
Current and deferred taxation on exceptional items	3	1	1	1	2	(12)
Headline earnings		20	44	89	102	318
Unrealised non-hedge derivatives and fair value gains on interest rate swaps		92	(2)	(27)	200	(69)
Deferred tax on unrealised non-hedge derivatives and fair value gains on interest rate swaps	3	(2)	1	13	(39)	33
Adjusted headline earnings		110	43	75	263	282
Earnings per ordinary share (cents)						
- Basic		6	15	42	32	140
- Diluted		6	15	42	32	139
- Headline		8	17	40	41	143
- Adjusted headline		42	16	34	105	127
Dividends ~						
- $m					148	224
- cents per share					56	101

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
~ Dividends are translated at actual rates on date of payment. The current period is only an indicative amount.

Group **balance sheet**

SA Rand million	As at December 2004 Reviewed	As at September 2004 Unaudited	As at December 2003 Audited
ASSETS			
Non-current assets			
Tangible assets	**33,188**	35,450	18,427
Intangible assets	**2,354**	2,636	2,749
Investments in associates	**43**	42	47
Other investments	**259**	239	81
Inventories [(1)]	**124**	142	47
Derivatives	**1,055**	796	630
Other non-current assets	**521**	493	1,000
	37,544	39,798	22,981
Current assets			
Inventories	**2,363**	2,531	2,003
Trade and other receivables	**1,853**	1,790	1,461
Derivatives	**2,767**	1,984	2,515
Current portion of other non-current assets	**5**	390	59
Cash and cash equivalents	**1,758**	2,846	3,367
	8,746	9,541	9,405
TOTAL ASSETS	**46,290**	49,339	32,386
EQUITY AND LIABILITIES			
Equity			
Shareholders' equity	**18,228**	19,781	10,852
Minority interests	**327**	397	354
	18,555	20,178	11,206
Non-current liabilities			
Borrowings	**7,262**	8,360	5,383
Provisions	**2,267**	2,162	1,832
Derivatives	**2,716**	2,854	2,194
Deferred taxation	**7,611**	8,463	3,986
	19,856	21,839	13,395
Current liabilities			
Trade and other payables	**2,665**	2,841	2,339
Current portion of borrowings	**1,800**	2,078	2,340
Derivatives	**3,052**	2,273	2,942
Taxation	**362**	130	164
	7,879	7,322	7,785
TOTAL EQUITY AND LIABILITIES	**46,290**	49,339	32,386

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

[(1)] Relates to heap leach operations.

Net asset value - cents per share	**6,892**	7,480	4,863

Group **balance sheet**

US Dollar million	As at December 2004 Reviewed	As at September 2004 Unaudited	As at December 2003 Audited
ASSETS			
Non-current assets			
Tangible assets	**5,879**	5,474	2,764
Intangible assets	**417**	407	412
Investments in associates	**8**	7	7
Other investments	**46**	37	12
Inventories [(1)]	**22**	22	7
Derivatives	**187**	123	94
Other non-current assets	**92**	76	151
	6,651	6,146	3,447
Current assets			
Inventories	**419**	391	300
Trade and other receivables	**328**	276	219
Derivatives	**490**	306	377
Current portion of other non-current assets	**1**	60	9
Cash and cash equivalents	**312**	440	505
	1,550	1,473	1,410
TOTAL ASSETS	**8,201**	7,619	4,857
EQUITY AND LIABILITIES			
Equity			
Shareholders' equity	**3,229**	3,055	1,628
Minority interests	**58**	61	53
	3,287	3,116	1,681
Non-current liabilities			
Borrowings	**1,286**	1,291	807
Provisions	**402**	334	275
Derivatives	**481**	440	329
Deferred taxation	**1,349**	1,307	598
	3,518	3,372	2,009
Current liabilities			
Trade and other payables	**472**	439	350
Current portion of borrowings	**319**	321	351
Derivatives	**541**	351	441
Taxation	**64**	20	25
	1,396	1,131	1,167
TOTAL EQUITY AND LIABILITIES	**8,201**	7,619	4,857

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

[(1)] Relates to heap leach operations.

Net asset value - cents per share	**1,221**	1,155	730

Group **cash flow statement**

SA Rand million	Quarter ended December 2004 Unaudited	Quarter ended September 2004 Unaudited	Quarter ended December 2003 Unaudited	Year ended December 2004 Reviewed	Year ended December 2003 Audited
Cash flows from operating activities					
Cash generated from operations	**879**	1,344	901	3,505	4,527
Interest received	**50**	53	84	236	245
Environmental and other expenditure	**(80)**	(38)	(108)	(148)	(232)
Dividends received from associates	**-**	-	-	-	9
Finance costs	**(23)**	(189)	(80)	(465)	(291)
Recoupment tax received: Free State assets	**-**	-	-	-	681
Recoupment tax paid: Free State assets	**-**	-	-	-	(681)
Taxation paid	**(25)**	(32)	(101)	(218)	(780)
Net cash inflow from operating activities	**801**	1,138	696	2,910	3,478
Cash flows from investing activities					
Capital expenditure	**(1,181)**	(1,004)	(1,057)	(3,764)	(2,744)
Proceeds from disposal of tangible assets	**20**	14	19	69	38
Investments acquired	**(26)**	(98)	(5)	(127)	(8)
Proceeds from disposal of investments	**-**	-	72	-	423
(Acquisition) disposal of subsidiary net of cash	**(40)**	(260)	58	(1,139)	66
Net loans repaid (advanced)	**399**	50	(115)	526	(104)
Utilised in hedge restructure	**(475)**	-	-	(475)	-
Net cash outflow from investing activities	**(1,303)**	(1,298)	(1,028)	(4,910)	(2,329)
Cash flows from financing activities					
Proceeds from issue of share capital	**6**	4	22	22	63
Share issue expenses	**-**	-	-	(1)	(2)
Proceeds from borrowings	**90**	271	347	7,236	2,678
Repayment of borrowings	**(477)**	(319)	(460)	(5,348)	(1,241)
Dividends paid	**(52)**	(453)	(35)	(1,322)	(2,476)
Net cash inflow (outflow) from financing activities	**(433)**	(497)	(126)	587	(978)
Net (decrease) increase in cash and cash equivalents	**(935)**	(657)	(458)	(1,413)	171
Translation	**(153)**	45	60	(196)	(348)
Opening cash and cash equivalents	**2,846**	3,458	3,765	3,367	3,544
Closing cash and cash equivalents	**1,758**	2,846	3,367	1,758	3,367
Cash generated from operations					
(Loss) profit on ordinary activities before taxation	**(148)**	364	790	517	3,546
Adjusted for:					
Non-cash movements	**84**	(43)	24	22	159
Movement on non-hedge derivatives	**422**	45	(98)	1,081	(449)
Amortisation of tangible assets	**726**	660	455	2,431	1,739
Deferred stripping costs	**17**	(15)	(88)	(112)	(325)
Interest receivable	**(66)**	(63)	(94)	(285)	(285)
Finance costs	**127**	129	145	512	362
Abnormal items	**-**	-	122	-	122
Amortisation of intangible assets	**46**	48	52	200	221
Impairment of tangible assets	**-**	8	(20)	8	327
Profit on disposal of investments	**-**	-	(51)	-	(331)
Profit on disposal of assets and subsidiaries	**(23)**	(36)	(19)	(88)	(75)
Movement in working capital	**(306)**	247	(317)	(781)	(484)
	879	1,344	901	3,505	4,527
Movement in working capital					
Decrease (increase) in inventories	**122**	(162)	(219)	(1)	(165)
(Increase) decrease in trade and other receivables	**(37)**	273	(135)	11	57
(Decrease) increase in trade and other payables	**(391)**	136	37	(791)	(376)
	(306)	247	(317)	(781)	(484)

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Group **cash flow statement**

US Dollar million	Quarter ended December 2004 Unaudited	Quarter ended September 2004 Unaudited	Quarter ended December 2003 Unaudited	Year ended December 2004 Reviewed	Year ended December 2003 Audited
Cash flows from operating activities					
Cash generated from operations	**168**	196	136	585	592
Interest received	**9**	8	13	37	33
Environmental and other expenditure	**(14)**	(5)	(15)	(24)	(31)
Dividends received from associates	**-**	-	-	-	1
Finance costs	**(5)**	(29)	(13)	(72)	(40)
Recoupment tax received: Free State assets	**-**	-	-	-	91
Recoupment tax paid: Free State assets	**-**	-	-	-	(91)
Taxation paid	**(5)**	(5)	(20)	(34)	(102)
Net cash inflow from operating activities	**153**	165	101	492	453
Cash flows from investing activities					
Capital expenditure	**(192)**	(156)	(148)	(585)	(363)
Proceeds from disposal of tangible assets	**3**	2	3	10	6
Investments acquired	**(5)**	(15)	(1)	(20)	(1)
Proceeds from disposal of investments	**-**	-	11	-	56
(Acquisition) disposal of subsidiary net of cash	**(6)**	(39)	9	(171)	10
Net loans repaid (advanced)	**64**	8	(15)	83	(15)
Utilised in hedge restructure	**(83)**	-	-	(83)	-
Net cash outflow from investing activities	**(219)**	(200)	(141)	(766)	(307)
Cash flows from financing activities					
Proceeds from issue of share capital	**-**	1	4	3	10
Share issue expenses	**-**	-	-	-	-
Proceeds from borrowings	**16**	42	48	1,077	362
Repayment of borrowings	**(82)**	(51)	(65)	(818)	(165)
Dividends paid	**(8)**	(68)	(5)	(198)	(314)
Net cash (outflow) inflow from financing activities	**(74)**	(76)	(18)	64	(107)
Net (decrease) increase in cash and cash equivalents	**(140)**	(111)	(58)	(210)	39
Translation	**12**	(4)	21	17	53
Opening cash and cash equivalents	**440**	555	542	505	413
Closing cash and cash equivalents	**312**	440	505	312	505
Cash generated from operations					
(Loss) profit on ordinary activities before taxation	**(40)**	59	118	60	472
Adjusted for:					
Non-cash movements	**11**	(9)	4	6	19
Movement on non-hedge derivatives	**83**	5	(17)	185	(65)
Amortisation of tangible assets	**121**	104	68	381	232
Deferred stripping costs	**3**	(2)	(13)	(16)	(43)
Interest receivable	**(11)**	(10)	(14)	(44)	(38)
Finance costs	**21**	20	21	79	49
Abnormal items	**-**	-	19	-	19
Amortisation of intangible assets	**7**	7	8	31	29
Impairment of tangible assets	**-**	1	(2)	1	44
Profit on disposal of investments	**-**	-	(8)	-	(45)
Profit on disposal of assets and subsidiaries	**(4)**	(5)	(3)	(13)	(10)
Movement in working capital	**(23)**	26	(45)	(85)	(71)
	168	196	136	585	592
Movement in working capital					
Increase in inventories	**(27)**	(13)	(44)	(56)	(87)
(Increase) decrease in trade and other receivables	**(39)**	53	(28)	(38)	(53)
Increase (decrease) in trade and other payables	**43**	(14)	27	9	69
	(23)	26	(45)	(85)	(71)

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Statement of **changes in equity**

	Attributable equity holders of the group								
	Ordinary share capital and premium	Equity portion of convertible bond	Non-distribu-table reserves	Foreign currency translation reserve	Other compre-hensive income	Retained earnings	Total share-holders' equity	Minority interests	Equity
					SA Rand million				
Balance at December 2002	9,607	-	138	360	(1,583)	3,853	12,375	347	12,722
Net profit						2,331	2,331	135	2,466
Dividends paid						(2,336)	(2,336)	(140)	(2,476)
Ordinary shares issued	61						61		61
Net loss on cash flow hedges removed from equity and reported in income					375		375	5	380
Net loss on cash flow hedges					(956)		(956)	(18)	(974)
Deferred taxation on cash flow hedges					(38)		(38)		(38)
Net gain on available-for-sale financial assets					114		114		114
Net gain on available-for-sale financial assets removed from equity and reported in net income					(174)		(174)		(174)
Net gain on repayment of net investment				3			3		3
At acquisition of subsidiaries							-	103	103
Translation				(1,118)	215		(903)	(78)	(981)
Balance at December 2003	**9,668**	**-**	**138**	**(755)**	**(2,047)**	**3,848**	**10,852**	**354**	**11,206**
Balance at December 2003	9,668	-	138	(755)	(2,047)	3,848	10,852	354	11,206
Net profit						567	567	124	691
Dividends paid						(1,197)	(1,197)	(125)	(1,322)
Ordinary shares issued	9,319						9,319		9,319
Issue of convertible bond		542					542		542
Net loss on cash flow hedges removed from equity and reported in income					864		864	3	867
Net gain (loss) on cash flow hedges					245		245	(3)	242
Deferred taxation on cash flow hedges					(291)		(291)		(291)
Net gain on available-for-sale financial assets					6		6		6
At acquisition of subsidiaries							-	18	18
Translation		(78)		(2,784)	183		(2,679)	(44)	(2,723)
Balance at December 2004	**18,987**	**464**	**138**	**(3,539)**	**(1,040)**	**3,218**	**18,228**	**327**	**18,555**

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

Statement of **changes in equity**

	Attributable equity holders of the group								
	Ordinary share capital and premium	**Equity portion of convertible bond**	**Non - distribu-table reserves**	**Foreign currency translation reserve**	**Other compre-hensive income**	**Retained earnings**	**Total share-holders' equity**	**Minority interests**	**Equity**
	US Dollar million								
Balance at December 2002	1,120	-	16	43	(185)	449	1,443	40	1,483
Net profit						312	312	18	330
Dividends paid						(296)	(296)	(18)	(314)
Ordinary shares issued	10						10		10
Net loss on cash flow hedges removed from equity and reported in income					47		47	1	48
Net loss on cash flow hedges					(142)		(142)	(2)	(144)
Deferred taxation on cash flow hedges					7		7		7
Net gain on available-for-sale financial assets					15		15		15
Net gain on available-for-sale financial assets removed from equity and reported in income					(22)		(22)		(22)
Net gain on repayment of net investment							-		-
At acquisition of subsidiaries							-	13	13
Translation	320		5	(156)	(27)	112	254	1	255
Balance at December 2003	**1,450**	**-**	**21**	**(113)**	**(307)**	**577**	**1,628**	**53**	**1,681**
Balance at December 2003	1,450	-	21	(113)	(307)	577	1,628	53	1,681
Net profit						81	81	19	100
Dividends paid						(179)	(179)	(19)	(198)
Ordinary shares issued	1,369						1,369		1,369
Issue of convertible bond		82					82		82
Net loss on cash flow hedges removed from equity and reported in income					137		137		137
Net gain on cash flow hedges					44		44		44
Deferred taxation on cash flow hedges					(43)		(43)		(43)
Net gain on available-for-sale financial assets					3		3		3
At acquisition of subsidiaries							-	3	3
Translation	545		3	(514)	(18)	91	107	2	109
Balance at December 2004	**3,364**	**82**	**24**	**(627)**	**(184)**	**570**	**3,229**	**58**	**3,287**

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

Notes

for the quarter and year ended 31 December 2004

1. Basis of preparation

The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

The financial statements of AngloGold Ashanti have been prepared in accordance with International Financial Reporting Standards (IAS34), South African Generally Accepted Accounting Practices (AC127), in compliance with the JSE Securities Exchange South Africa and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2004.

Where the preparation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.

2. Cost of sales

	Quarter ended		Year ended		Quarter ended		Year ended	
	Dec 2004	Sept 2004	Dec 2004	Dec 2003	Dec 2004	Sept 2004	Dec 2004	Dec 2003
	Unaudited	Unaudited	Reviewed	Audited	Unaudited	Unaudited	Reviewed	Audited
	SA Rand million				US Dollar million			
Cash operating costs	2,778	2,762	10,127	9,473	460	434	1,581	1,260
Other cash costs	109	97	345	255	18	15	54	34
Total cash costs	2,887	2,859	10,472	9,728	478	449	1,635	1,294
Retrenchment costs	16	12	60	27	3	2	9	4
Rehabilitation & other non-cash costs	63	50	196	97	10	7	32	13
Production costs	2,966	2,921	10,728	9,852	491	458	1,676	1,311
Amortisation of tangible assets	726	660	2,431	1,739	121	104	381	232
Total production costs	3,692	3,581	13,159	11,591	612	562	2,057	1,543
Inventory change	(82)	70	(226)	(133)	(13)	10	(35)	(17)
	3,610	**3,651**	**12,933**	**11,458**	**599**	**572**	**2,022**	**1,526**

3. Taxation

	Quarter ended		Year ended		Quarter ended		Year ended	
	Dec 2004	Sept 2004	Dec 2004	Dec 2003	Dec 2004	Sept 2004	Dec 2004	Dec 2003
	Unaudited	Unaudited	Reviewed	Audited	Unaudited	Unaudited	Reviewed	Audited
	SA Rand million				US Dollar million			
Normal and deferred taxation	(4)	(70)	(370)	(1,123)	–	(11)	(56)	(148)
Change in estimates	338	–	338	–	59	–	59	–
Deferred tax on unrealised non-hedge derivatives and fair value gains on interest rate swaps	(21)	(1)	222	(230)	2	(1)	39	(33)
Taxation on abnormal items	–	–	–	179	–	–	–	27
Taxation on exceptional items	(6)	(1)	(16)	94	(1)	(1)	(2)	12
	307	**(72)**	**174**	**(1,080)**	**60**	**(13)**	**40**	**(142)**

4. Capital commitments

	Dec 2004	Sept 2004	Dec 2003	Dec 2004	Sept 2004	Dec 2003
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	494	1,005	650	87	155	98

5. Shares

	Quarter ended			Year ended	
	Dec 2004	Sept 2004	Dec 2003	Dec 2004	Dec 2003
Authorised share capital:					
Ordinary shares of 25 SA cents each	400,000,000	400,000,000	400,000,000	400,000,000	400,000,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued share capital:					
Ordinary shares	264,462,894	264,439,294	223,136,342	264,462,894	223,136,342
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896
Weighted average number of ordinary shares for the period					
Basic ordinary shares	264,451,226	264,412,359	222,836,574	251,352,552	222,836,574
Diluted number of ordinary shares	265,085,959	279,796,974	223,717,575	252,048,301	223,717,575

During the quarter, 23,600 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.

6. Exchange rates

	Dec 2004	Sept 2004	Dec 2003
Rand/US dollar average for the period	6.44	6.57	7.55
Rand/US dollar average for the quarter	6.05	6.37	6.74
Rand/US dollar closing	5.65	6.48	6.67
Rand/Australian dollar average for the period	4.82	4.80	4.90
Rand/Australian dollar average for the quarter	4.58	4.52	4.82
Rand/Australian dollar closing	4.42	4.69	5.02

7. Contingent liabilities

AngloGold Ashanti acts as ultimate guarantor in respect of sureties provided to bankers and other parties by its subsidiaries in respect of certain loans and commitments. At 31 December 2004, the contingent liability is approximately $71m. Discussions are underway in respect of the class action being brought against the former Ashanti Goldfields and it is anticipated that the final outcome of this claim will have no material effect on the company.

8. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

9. Acquisition of Ashanti assets

The transaction was accounted for as a purchase business combination during the second quarter of 2004. AngloGold Ashanti has performed a preliminary purchase price allocation based on independent appraisals. The purchase price allocation is in the final stage of completion and is not expected to vary significantly from the preliminary allocation.

10. Announcements

10.1 On 13 December 2004, AngloGold Ashanti announced that it had entered into an exploration alliance with Oxiana Limited, to explore for gold in Laos. Laos is highly prospective for both gold and copper, but is under-explored. Projects generated will be owned jointly by AngloGold Ashanti and Oxiana, with AngloGold Ashanti having an option to earn an additional 10% equity in any project generated, by either sole funding the first $10m of expenditure where a project is still to be drilled, or sole funding through to completion of a bankable feasibility study where a significant drill intersection has already been made.

10.2 On 23 December 2004, AngloGold Ashanti announced that the deadline to subscribe for the second tranche of new ordinary shares in Trans-Siberian Gold plc had been extended from 31 December 2004, to 15 April 2005. The extension has been agreed because the condition in the subscription agreement relating to the financing of Trans-Siberian's Asacha project would not be satisfied by 31 December 2004.

11. Dividend

The directors have today declared Final Dividend No. 97 of 180 (Final Dividend No. 95: 335) South African cents per ordinary share for the year ended 31 December 2004. In compliance with the requirements of STRATE, given the company's primary listing on the JSE Securities Exchange South Africa, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2005
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 3 February
Last date to trade ordinary shares cum dividend	Friday, 11 February
Last date to register transfers of certificated securities cum dividend	Friday, 11 February
Ordinary shares trade ex dividend	Monday, 14 February
Record date	Friday, 18 February
Payment date	Friday, 25 February

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 14 February 2005 and Friday, 18 February 2005, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2005
Ex dividend on New York Stock Exchange	Wednesday, 16 February
Record date	Friday, 18 February
Approximate date for currency conversion	Friday, 25 February
Approximate payment date of dividend	Monday, 7 March

Assuming an exchange rate of R5.9435/$1, the dividend payable on an ADS is equivalent to 30 US cents. This compares with the interim dividend of 25.62 US cents per ADS paid on 7 September 2004. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2005
Last date to trade and to register GhDSs cum dividend	Friday, 11 February
GhDSs trade ex dividend	Monday, 14 February
Record date	Friday, 18 February
Approximate payment date of dividend	Monday, 28 February

Assuming an exchange rate of R1/c1,499 the dividend payable per GhDS is equivalent to 26.98 cedis. This compares with the interim dividend of 24.848 cedis per GhDS paid on 30 August 2004. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

12. The group financial statements for the quarter and year ended 31 December 2004 were authorised for issue in accordance with a resolution of the directors passed on 26 January 2005. AngloGold Ashanti is a limited liability company incorporated in the Republic of South Africa.

13. AngloGold Ashanti's borrowings are interest bearing. AngloGold Ashanti issued a $1bn convertible bond in February 2004. The bond matures on 27 February 2009. The net effect of the issue of the convertible bond on basic earnings and adjusted headline earnings is 43 South African cents or 7 US cents per ordinary share for the year. The calculation is based on a weighted average number of ordinary shares in the amount of 251,352,552.

14. The results have been reviewed by AngloGold Ashanti's auditors, Ernst & Young, Registered Accountants and Auditors, Chartered Accountants (SA), and their unmodified review opinion is available for inspection at AngloGold Ashanti's registered office in South Africa.

By order of the Board

R P EDEY   **R M GODSELL**
Chairman   Chief Executive Officer

26 January 2005

Segmental reporting

for the quarter and year ended December 2004

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended December 2004 Unaudited	Quarter ended September 2004 Unaudited	Year ended December 2004 Reviewed	Year ended December 2003 Audited	Quarter ended December 2004 Unaudited	Quarter ended September 2004 Unaudited	Year ended December 2004 Reviewed	Year ended December 2003 Audited
	SA Rand million				**US Dollar million**			
1. Gold income								
South Africa	**1,911**	1,934	7,749	8,846	**317**	303	1,205	1,179
Argentina	**207**	169	620	606	**34**	27	97	80
Australia	**293**	286	1,099	1,187	**49**	45	172	157
Brazil	**240**	267	1,014	1,109	**40**	42	158	147
Ghana	**377**	531	1,257	-	**62**	83	198	-
Guinea	**111**	142	259	-	**18**	22	41	-
Mali	**410**	239	1,192	1,550	**69**	38	188	205
Namibia	**44**	47	176	198	**7**	7	27	26
Tanzania	**412**	359	1,285	787	**68**	56	201	107
USA	**169**	182	671	981	**28**	28	105	128
Zimbabwe	**-**	15	26	-	**-**	2	4	-
	4,174	4,171	15,348	15,264	**692**	653	2,396	2,029
2. Adjusted operating profit (loss) [1]								
South Africa	**288**	321	1,420	2,398	**48**	49	221	317
Argentina	**103**	61	202	192	**17**	9	32	25
Australia	**124**	81	390	248	**20**	13	61	33
Brazil	**125**	147	547	422	**21**	23	85	55
Ghana	**(134)**	4	(130)	-	**(23)**	1	(22)	-
Guinea	**(67)**	(10)	(93)	-	**(11)**	(2)	(16)	-
Mali	**141**	34	306	557	**24**	5	49	72
Namibia	**(9)**	6	11	55	**(2)**	1	1	7
Tanzania	**27**	(2)	150	242	**5**	-	23	34
USA	**(4)**	13	43	24	**(1)**	2	7	3
Zimbabwe	**-**	(5)	(9)	-	**-**	-	(1)	-
Other	**(8)**	(19)	(35)	91	**(1)**	(3)	(6)	13
	586	631	2,802	4,229	**97**	98	434	559
3. Cash operating profit (loss) [2]								
South Africa	**490**	509	2,151	2,799	**82**	78	335	370
Argentina	**143**	104	370	389	**23**	16	58	51
Australia	**173**	123	555	422	**28**	19	87	56
Brazil	**158**	183	685	551	**26**	29	107	73
Ghana	**(27)**	103	128	-	**(6)**	16	19	-
Guinea	**(51)**	(13)	(81)	-	**(9)**	(2)	(13)	-
Mali	**196**	80	503	857	**34**	13	80	113
Namibia	**(4)**	12	28	61	**(1)**	1	4	8
Tanzania	**130**	46	372	334	**22**	8	58	46
USA	**53**	79	300	379	**8**	12	47	50
Zimbabwe	**-**	2	-	-	**-**	1	-	-
Other	**14**	(5)	40	176	**4**	-	5	24
	1,275	1,223	5,051	5,968	**211**	191	787	791

[1] Operating profit excluding unrealised non-hedge derivatives.

[2] Adjusted operating profit (loss) plus amortisation of tangible assets less non-cash revenues.

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Segmental reporting (continued)

	Quarter ended December 2004 Unaudited	Quarter ended September 2004 Unaudited	Year ended December 2004 Unaudited	Year ended December 2003 Unaudited	Quarter ended December 2004 Unaudited	Quarter ended September 2004 Unaudited	Year ended December 2004 Unaudited	Year ended December 2003 Unaudited
	kg				**oz (000)**			
4. Gold production								
South Africa	**23,706**	24,495	95,772	102,053	**762**	789	3,079	3,281
Argentina	**2,135**	1,894	6,575	6,501	**68**	61	211	209
Australia	**3,554**	3,496	12,762	13,425	**114**	112	410	432
Brazil	**2,575**	2,740	10,382	10,039	**83**	88	334	323
Ghana	**5,142**	6,079	15,041	-	**166**	195	485	-
Guinea	**1,325**	705	2,565	-	**43**	23	83	-
Mali	**5,145**	3,078	14,789	17,930	**165**	99	475	577
Namibia	**535**	572	2,070	2,299	**17**	18	67	73
Tanzania	**5,915**	4,592	17,740	10,280	**190**	148	570	331
USA	**2,820**	2,804	10,234	12,141	**91**	90	329	390
Zimbabwe	**-**	168	293	-	**-**	5	9	-
	52,852	**50,623**	**188,223**	**174,668**	**1,699**	**1,628**	**6,052**	**5,616**

	Quarter ended December 2004 Unaudited	Quarter ended September 2004 Unaudited	Year ended December 2004 Reviewed	Year ended December 2003 Audited	Quarter ended December 2004 Unaudited	Quarter ended September 2004 Unaudited	Year ended December 2004 Reviewed	Year ended December 2003 Audited
	SA Rand million				**US Dollar million**			
5. Capital expenditure[1]								
South Africa	**712**	520	2,159	2,471	**115**	80	335	327
Argentina	**20**	21	83	78	**3**	3	13	10
Australia	**42**	50	182	159	**7**	8	28	21
Brazil	**73**	61	261	273	**12**	10	40	36
Ghana	**98**	105	269	-	**16**	16	42	-
Guinea	**114**	141	366	-	**19**	22	57	-
Mali	**20**	12	67	108	**4**	2	11	14
Namibia	**16**	12	134	17	**3**	2	21	2
Tanzania	**41**	15	81	75	**7**	2	13	10
USA	**20**	48	103	199	**3**	7	16	27
Zimbabwe	**-**	7	9	-	**-**	1	1	-
Other	**25**	12	50	16	**3**	3	8	2
	1,181	**1,004**	**3,764**	**3,396**	**192**	**156**	**585**	**449**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

	As at December 2004 Reviewed	As at September 2004 Unaudited	As at December 2003 Audited	As at December 2004 Reviewed	As at September 2004 Unaudited	As at December 2003 Audited
	SA Rand million			**US Dollar million**		
6. Total assets						
South Africa	**15,039**	13,253	12,850	**2,664**	2,047	1,930
Argentina	**1,784**	1,934	2,035	**316**	299	305
Australia	**4,062**	4,271	4,457	**720**	660	668
Brazil	**1,962**	2,062	1,898	**348**	318	285
Ghana	**10,016**	11,545	-	**1,774**	1,783	-
Guinea	**1,366**	1,378	-	**242**	213	-
Mali	**1,820**	2,329	2,172	**322**	360	326
Namibia	**216**	219	200	**38**	34	30
Tanzania	**6,248**	7,148	2,587	**1,107**	1,104	388
USA	**2,311**	2,685	2,796	**409**	415	418
Zimbabwe	**-**	-	-	**-**	-	-
Other	**1,466**	2,515	3,390	**261**	386	507
	46,290	**49,339**	**32,386**	**8,201**	**7,619**	**4,857**

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
	Capital expenditure[1] - Rm				Capital expenditure[1] - $m			
SOUTH AFRICA	**712**	**520**	**2,159**	**2,471**	**115**	**80**	**335**	**327**
Vaal River								
Great Noligwa Mine	74	48	235	317	12	7	36	42
Kopanang Mine	78	58	244	248	13	9	38	33
Tau Lekoa Mine	46	41	160	124	8	6	25	16
Surface Operations	71	40	135	-	11	6	21	-
Moab Khotsong	168	119	513	503	27	19	80	66
West Wits								
Mponeng Mine	112	103	402	518	18	16	62	69
Savuka Mine	13	12	54	157	2	2	8	21
Tau Tona Mine	150	99	416	604	24	15	65	80
ARGENTINA	**20**	**21**	**83**	**78**	**3**	**3**	**13**	**10**
Cerro Vanguardia - Attributable 92.50%	18	20	77	72	3	3	12	10
Minorities and exploration	2	1	6	6	-	-	1	-
AUSTRALIA	**42**	**50**	**182**	**159**	**7**	**8**	**28**	**21**
Sunrise Dam	36	43	161	148	6	7	25	20
Minorities and exploration	6	7	21	11	1	1	3	1
BRAZIL	**73**	**61**	**261**	**273**	**12**	**10**	**40**	**36**
AngloGold Ashanti Brazil	64	51	204	192	10	8	32	25
Serra Grande - Attributable 50%	5	4	23	25	1	1	4	3
Minorities and exploration	4	6	34	56	1	1	4	8
GHANA	**98**	**105**	**269**	**-**	**16**	**16**	**42**	**-**
Bibiani	17	14	43	-	3	2	7	-
Iduapriem - Attributable 85%	9	8	20	-	1	1	3	-
Obuasi	72	83	203	-	12	13	32	-
Minorities and exploration	-	-	3	-	-	-	-	-
GUINEA	**114**	**141**	**366**	**-**	**19**	**22**	**57**	**-**
Siguiri - Attributable 85%	97	120	311	-	16	19	48	-
Minorities and exploration	17	21	55	-	3	3	9	-
MALI	**20**	**12**	**67**	**108**	**4**	**2**	**11**	**14**
Morila - Attributable 40%	5	-	10	36	1	-	2	4
Sadiola - Attributable 38%	11	9	39	29	2	1	6	4
Yatela - Attributable 40%	4	3	18	43	1	1	3	6
NAMIBIA	**16**	**12**	**134**	**17**	**3**	**2**	**21**	**2**
Navachab	16	12	134	17	3	2	21	2
TANZANIA	**41**	**15**	**81**	**75**	**7**	**2**	**13**	**10**
Geita - Attributable 100% May 2004	41	15	81	75	7	2	13	10
USA	**20**	**48**	**103**	**199**	**3**	**7**	**16**	**27**
Cripple Creek & Victor J.V.	20	48	102	181	3	7	16	24
Jerritt Canyon J.V. - Attributable 70%	-	-	-	18	-	-	-	3
ZIMBABWE	**-**	**7**	**9**	**-**	**-**	**1**	**1**	**-**
Freda-Rebecca	-	7	9	-	-	1	1	-
OTHER	**25**	**12**	**50**	**16**	**3**	**3**	**8**	**2**
ANGLOGOLD ASHANTI	**1,181**	**1,004**	**3,764**	**3,396**	**192**	**156**	**585**	**449**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**23,706**	**24,495**	**95,772**	**102,053**
Vaal River								
Great Noligwa Mine	10.21	10.60	10.38	10.57	6,314	6,427	24,728	25,263
Kopanang Mine	7.23	6.96	7.37	7.07	3,825	3,707	15,104	15,449
Tau Lekoa Mine	3.87	3.80	3.87	4.24	2,335	2,184	9,122	10,010
Surface Operations	0.55	0.76	0.60	0.61	879	1,061	3,698	3,551
Ergo	0.25	0.24	0.24	0.20	1,493	1,645	6,912	6,313
West Wits								
Mponeng Mine	7.71	8.65	8.14	8.96	3,477	3,657	13,634	15,517
Savuka Mine	6.56	6.36	6.19	5.81	1,302	1,340	4,903	5,825
Tau Tona Mine	10.08	10.49	10.88	12.09	4,081	4,474	17,671	20,106
Surface Operations	-	-	-	0.88	-	-	-	19
ARGENTINA					**2,135**	**1,894**	**6,575**	**6,501**
Cerro Vanguardia - Attributable 92.50%	8.99	8.93	7.60	7.15	2,135	1,894	6,575	6,501
AUSTRALIA					**3,554**	**3,496**	**12,762**	**13,425**
Sunrise Dam	3.73	3.81	3.46	3.12	3,554	3,496	12,751	11,122
Union Reefs	-	-	-	1.12	-	-	11	2,303
BRAZIL					**2,575**	**2,740**	**10,382**	**10,039**
AngloGold Ashanti Brazil	7.58	7.96	7.62	6.84	1,837	1,998	7,473	7,092
Serra Grande - Attributable 50%	7.91	7.78	7.80	7.88	738	742	2,909	2,947
GHANA					**5,142**	**6,079**	**15,041**	**-**
Bibiani	1.79	2.16	1.93	-	1,048	1,417	3,253	-
Iduapriem - Attributable 85%	1.84	1.83	1.76	-	1,302	1,706	3,846	-
Obuasi	2.85	3.25	3.08	-	2,792	2,956	7,942	-
GUINEA					**1,325**	**705**	**2,565**	**-**
Siguiri - Attributable 85%	1.09	1.14	1.10	-	1,325	705	2,565	-
MALI					**5,145**	**3,078**	**14,789**	**17,930**
Morila - Attributable 40%	6.56	3.40	4.44	7.56	2,825	1,143	6,358	9,878
Sadiola - Attributable 38%	2.81	2.36	2.77	2.77	1,454	1,196	5,421	5,340
Yatela - Attributable 40%	2.95	3.61	3.41	2.84	866	739	3,010	2,712
NAMIBIA					**535**	**572**	**2,070**	**2,299**
Navachab	1.83	1.56	1.59	1.75	535	572	2,070	2,299
TANZANIA					**5,915**	**4,592**	**17,740**	**10,280**
Geita - Attributable 100% May 2004	4.15	3.42	3.74	3.60	5,915	4,592	17,740	10,280
USA					**2,820**	**2,804**	**10,234**	**12,141**
Cripple Creek & Victor J.V.	0.60	0.57	0.61	0.67	2,820	2,804	10,234	8,830
Jerritt Canyon J.V. - Attributable 70%	-	-	-	7.15	-	-	-	3,311
ZIMBABWE					**-**	**168**	**293**	**-**
Freda-Rebecca	-	1.70	1.66	-	-	168	293	-
ANGLOGOLD ASHANTI					**52,852**	**50,623**	**188,223**	**174,668**
Underground Operations	7.20	7.40	7.50	8.03	26,246	26,907	101,717	104,741
Surface and Dump Reclamation	0.32	0.35	0.31	0.27	2,570	2,921	11,191	9,958
Open-pit Operations	3.63	2.97	3.21	3.43	18,798	16,200	58,572	47,893
Heap leach Operations [2]	0.88	0.78	0.84	0.81	5,238	4,595	16,743	12,076
					52,852	50,623	188,223	174,668

[1] Yield excludes surface operations. Attributable production at Moab Khotsong yielded 275 kilograms which will be capitalised against pre-production costs

[2] The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**253**	**260**	**252**	**214**	**23,717**	**24,504**	**95,765**	**102,057**
Vaal River								
Great Noligwa Mine	306	309	288	224	6,318	6,428	24,727	25,266
Kopanang Mine	227	222	225	173	3,828	3,708	15,103	15,451
Tau Lekoa Mine	191	175	185	172	2,336	2,185	9,122	10,011
Surface Operations	902	1,123	939	640	880	1,061	3,698	3,553
Ergo	281	291	312	270	1,494	1,645	6,911	6,312
West Wits								
Mponeng Mine	246	260	241	239	3,477	3,660	13,633	15,516
Savuka Mine	143	142	129	105	1,303	1,341	4,902	5,825
Tau Tona Mine	285	319	310	297	4,081	4,476	17,669	20,105
Surface Operations	-	-	-	-	-	-	-	18
ARGENTINA	**1,068**	**994**	**885**	**1,077**	**2,177**	**1,865**	**6,694**	**6,443**
Cerro Vanguardia - Attributable 92.50%	1,068	994	885	1,077	2,177	1,865	6,694	6,443
AUSTRALIA	**2,923**	**2,915**	**2,592**	**2,311**	**3,547**	**3,511**	**12,776**	**13,397**
Sunrise Dam	3,313	3,289	2,989	2,937	3,547	3,511	12,764	11,084
Union Reefs	-	-	123	1,572	-	-	12	2,313
BRAZIL	**570**	**604**	**556**	**462**	**2,553**	**2,760**	**10,389**	**10,090**
AngloGold Ashanti Brazil	610	639	602	461	1,827	2,002	7,488	7,151
Serra Grande - Attributable 50%	978	1,053	926	926	726	758	2,901	2,939
GHANA	**277**	**303**	**293**	**-**	**5,142**	**6,106**	**15,048**	**-**
Bibiani	526	677	670	-	1,048	1,417	3,253	-
Iduapriem - Attributable 85%	618	737	663	-	1,302	1,706	3,853	-
Obuasi	193	189	196	-	2,792	2,983	7,942	-
GUINEA	**494**	**242**	**340**	**-**	**1,325**	**1,391**	**2,716**	**-**
Siguiri - Attributable 85%	494	242	340	-	1,325	1,391	2,716	-
MALI	**2,235**	**1,358**	**1,603**	**2,124**	**5,100**	**3,026**	**14,716**	**17,988**
Morila - Attributable 40%	3,118	1,367	1,953	3,469	2,861	1,067	6,304	9,878
Sadiola - Attributable 38%	2,174	1,767	1,952	1,954	1,429	1,220	5,418	5,353
Yatela - Attributable 40%	1,192	981	943	949	810	739	2,994	2,757
NAMIBIA	**558**	**731**	**687**	**493**	**536**	**588**	**2,121**	**2,263**
Navachab	558	731	687	493	536	588	2,121	2,263
TANZANIA	**1,452**	**1,129**	**1,262**	**1,278**	**6,039**	**4,790**	**17,674**	**10,280**
Geita - Attributable 100% May 2004	1,452	1,129	1,262	1,278	6,039	4,790	17,674	10,280
USA	**3,032**	**2,980**	**2,726**	**2,149**	**2,821**	**2,802**	**10,305**	**12,069**
Cripple Creek & Victor J.V.	3,032	2,980	2,726	2,261	2,821	2,802	10,305	8,758
Jerritt Canyon J.V. - Attributable 70%	-	-	-	1,899	-	-	-	3,311
ZIMBABWE	**-**	**114**	**98**	**-**	**-**	**168**	**293**	**-**
Freda-Rebecca	-	114	98	-	-	168	293	-
ANGLOGOLD ASHANTI	**393**	**367**	**366**	**327**	**52,957**	**51,511**	**188,497**	**174,587**

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
	Total cash costs[1] - R/kg				Total production costs[1] - R/kg			
SOUTH AFRICA	**59,541**	**60,687**	**60,223**	**54,624**	**70,467**	**69,905**	**69,948**	**62,234**
Vaal River								
Great Noligwa Mine	45,517	47,641	47,820	46,468	52,305	52,938	53,781	51,217
Kopanang Mine	55,491	61,912	58,220	53,787	64,467	68,664	65,460	59,964
Tau Lekoa Mine	77,233	83,134	76,428	63,256	91,876	95,789	89,168	72,738
Surface Operations	58,950	45,233	51,662	48,275	58,950	45,233	51,662	48,283
Ergo	78,651	79,848	80,695	84,455	95,461	88,536	90,405	90,242
West Wits								
Mponeng Mine	64,994	64,344	66,437	53,052	79,277	77,390	79,718	64,618
Savuka Mine	88,981	92,197	94,036	99,343	92,917	105,703	108,457	112,603
Tau Tona Mine	54,011	51,642	50,531	41,224	70,613	64,828	64,085	49,836
Surface Operations	-	-	-	62,302	-	-	-	62,302
ARGENTINA	**25,334**	**29,825**	**32,325**	**34,630**	**43,873**	**51,374**	**56,773**	**63,100**
Cerro Vanguardia - Attributable 92.50%	25,172	29,780	32,188	34,630	43,617	51,210	56,501	63,100
AUSTRALIA	**56,270**	**49,472**	**55,720**	**59,172**	**71,121**	**62,905**	**70,196**	**73,996**
Sunrise Dam	54,649	47,223	53,488	55,073	68,925	59,743	67,039	71,196
BRAZIL	**25,263**	**26,195**	**26,835**	**31,628**	**37,812**	**36,780**	**38,200**	**45,510**
AngloGold Ashanti Brazil	26,356	26,689	27,547	33,866	40,132	37,606	39,417	48,082
Serra Grande - Attributable 50%	28,505	27,961	27,774	26,241	37,159	36,727	36,818	39,323
GHANA	**62,210**	**55,621**	**59,286**	**-**	**88,587**	**77,956**	**83,551**	**-**
Bibiani	55,161	48,201	50,921	-	79,398	71,190	74,906	-
Iduapriem - Attributable 85%	68,199	51,750	61,219	-	99,780	70,431	85,029	-
Obuasi	62,061	61,411	61,776	-	86,814	85,541	86,376	-
GUINEA	**83,828**	**103,589**	**88,884**	**-**	**100,252**	**117,083**	**106,970**	**-**
Siguiri - Attributable 85%	83,828	103,589	88,884	-	100,252	117,083	106,970	-
MALI	**37,049**	**50,334**	**43,358**	**37,962**	**48,376**	**66,390**	**57,685**	**55,598**
Morila - Attributable 40%	28,795	51,129	37,565	26,086	39,269	71,095	53,829	43,298
Sadiola - Attributable 38%	49,309	54,745	49,856	50,450	60,630	66,988	62,086	65,940
Yatela - Attributable 40%	53,355	48,110	52,627	56,633	67,381	64,171	66,511	80,033
NAMIBIA	**89,009**	**61,773**	**71,118**	**65,782**	**99,489**	**71,690**	**79,673**	**70,801**
Navachab	89,009	61,773	71,118	65,782	99,489	71,690	79,673	70,801
TANZANIA	**51,479**	**60,159**	**51,200**	**44,248**	**69,023**	**77,414**	**67,072**	**53,779**
Geita - Attributable 100% May 2004	51,479	60,159	51,200	44,248	69,023	77,414	67,072	53,779
USA	**47,539**	**45,652**	**46,187**	**54,960**	**63,920**	**63,060**	**62,852**	**81,318**
Cripple Creek & Victor J.V.	46,411	44,691	45,158	47,992	62,791	62,099	61,824	74,864
Jerritt Canyon J.V. - Attributable 70%	-	-	-	69,686	-	-	-	94,657
ZIMBABWE	**-**	**80,110**	**86,529**	**-**	**-**	**126,732**	**121,825**	**-**
Freda-Rebecca	-	80,110	86,529	-	-	126,732	121,825	-
ANGLOGOLD ASHANTI	**54,015**	**55,744**	**55,246**	**51,710**	**68,703**	**69,582**	**69,036**	**63,541**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
	Cash operating profit (loss) - Rm[1]				Adjusted operating profit (loss) - Rm[2]			
SOUTH AFRICA	**490**	**509**	**2,151**	**2,799**	**288**	**321**	**1,420**	**2,398**
Vaal River								
Great Noligwa Mine	226	212	861	974	196	185	758	903
Kopanang Mine	98	78	383	401	72	56	294	347
Tau Lekoa Mine	7	2	60	193	(21)	(22)	(40)	122
Surface Operations	21	38	122	152	21	38	122	152
Ergo	(24)	(11)	(42)	(17)	(24)	(11)	(42)	(21)
West Wits								
Mponeng Mine	58	65	239	435	13	19	70	299
Savuka Mine	(5)	(18)	(66)	(146)	(17)	(30)	(117)	(156)
Tau Tona Mine	109	143	594	807	48	86	375	752
ARGENTINA	**143**	**104**	**370**	**389**	**103**	**61**	**202**	**192**
Cerro Vanguardia - Attributable 92.50%	133	97	344	356	96	57	189	176
Minorities and exploration	10	7	26	33	7	4	13	16
AUSTRALIA	**173**	**123**	**555**	**422**	**124**	**81**	**390**	**248**
Sunrise Dam	173	124	561	389	124	82	396	217
Union Reefs	-	(1)	(6)	33	-	(1)	(6)	31
BRAZIL	**158**	**183**	**685**	**551**	**125**	**147**	**547**	**422**
AngloGold Ashanti Brazil	82	104	374	380	62	82	291	289
Serra Grande - Attributable 50%	30	35	138	179	24	29	112	140
Minorities and exploration	46	44	173	(8)	39	36	144	(7)
GHANA	**(27)**	**103**	**128**	**-**	**(134)**	**4**	**(130)**	**-**
Bibiani	(1)	41	56	-	(20)	11	(9)	-
Iduapriem - Attributable 85%	(14)	30	23	-	(43)	12	(29)	-
Obuasi	(16)	24	35	-	(68)	(22)	(92)	-
Minorities and exploration	4	8	14	-	(3)	3	-	-
GUINEA	**(51)**	**(13)**	**(81)**	**-**	**(67)**	**(10)**	**(93)**	**-**
Siguiri - Attributable 85%	(50)	(13)	(78)	-	(62)	(10)	(84)	-
Minorities and exploration	(1)	-	(3)	-	(5)	-	(9)	-
MALI	**196**	**80**	**503**	**857**	**141**	**34**	**306**	**557**
Morila - Attributable 40%	139	22	248	574	111	1	150	411
Sadiola - Attributable 38%	32	33	167	201	16	19	105	122
Yatela - Attributable 40%	25	25	88	82	14	14	51	24
NAMIBIA	**(4)**	**12**	**28**	**61**	**(9)**	**6**	**11**	**55**
Navachab	(4)	12	28	61	(9)	6	11	55
TANZANIA	**130**	**46**	**372**	**334**	**27**	**(2)**	**150**	**242**
Geita - Attributable 100% May 2004	130	46	372	334	27	(2)	150	242
USA	**53**	**79**	**300**	**379**	**(4)**	**13**	**43**	**24**
Cripple Creek & Victor J.V.	53	79	300	338	(4)	13	43	60
Jerritt Canyon J.V. - Attributable 70%	-	-	-	41	-	-	-	(36)
ZIMBABWE	**-**	**2**	**-**	**-**	**-**	**(5)**	**(9)**	**-**
Freda-Rebecca	-	2	-	-	-	(5)	(9)	-
OTHER	**14**	**(5)**	**40**	**176**	**(8)**	**(19)**	**(35)**	**91**
ANGLOGOLD ASHANTI	**1,275**	**1,223**	**5,051**	**5,968**	**586**	**631**	**2,802**	**4,229**

[1] Adjusted operating profit (loss) plus amortisation of tangible assets less non-cash revenues.

[2] Operating profit excluding unrealised non-hedge derivatives.

Key **operating results**

PER REGION & OPERATION

	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
Imperial		Yield - oz/t				Gold produced - oz (000)		
SOUTH AFRICA					762	789	3,079	3,281
Vaal River								
Great Noligwa Mine	0.298	0.309	0.303	0.308	203	207	795	812
Kopanang Mine	0.211	0.203	0.215	0.206	123	119	486	497
Tau Lekoa Mine	0.113	0.111	0.113	0.124	75	70	293	322
Surface Operations	0.016	0.022	0.018	0.018	28	35	119	114
Ergo	0.007	0.007	0.007	0.006	48	53	222	203
West Wits								
Mponeng Mine	0.225	0.252	0.237	0.261	112	118	438	499
Savuka Mine	0.191	0.186	0.181	0.169	42	43	158	187
Tau Tona Mine	0.294	0.306	0.317	0.353	131	144	568	646
Surface Operations	-	-	-	0.026	-	-	-	1
ARGENTINA					68	61	211	209
Cerro Vanguardia - Attributable 92.50%	0.262	0.261	0.222	0.208	68	61	211	209
AUSTRALIA					114	112	410	432
Sunrise Dam	0.109	0.111	0.101	0.091	114	112	410	358
Union Reefs	-	-	-	0.033	-	-	-	74
BRAZIL					83	88	334	323
AngloGold Ashanti Brazil	0.221	0.232	0.222	0.200	59	64	240	228
Serra Grande - Attributable 50%	0.231	0.227	0.228	0.230	24	24	94	95
GHANA					166	195	485	-
Bibiani	0.052	0.063	0.056	-	34	46	105	-
Iduapriem - Attributable 85%	0.054	0.053	0.051	-	42	55	125	-
Obuasi	0.083	0.095	0.090	-	90	94	255	-
GUINEA					43	23	83	-
Siguiri - Attributable 85%	0.032	0.033	0.032	-	43	23	83	-
MALI					165	99	475	577
Morila - Attributable 40%	0.191	0.099	0.130	0.221	90	37	204	318
Sadiola - Attributable 38%	0.082	0.069	0.081	0.081	47	38	174	172
Yatela - Attributable 40%	0.086	0.105	0.099	0.083	28	24	97	87
NAMIBIA					17	18	67	73
Navachab	0.053	0.046	0.046	0.051	17	18	67	73
TANZANIA					190	148	570	331
Geita - Attributable 100% May 2004	0.121	0.100	0.109	0.105	190	148	570	331
USA					91	90	329	390
Cripple Creek & Victor J.V.	0.018	0.017	0.018	0.020	91	90	329	283
Jerritt Canyon J.V. - Attributable 70%	-	-	-	0.209	-	-	-	107
ZIMBABWE					-	5	9	-
Freda-Rebecca	-	0.050	0.048	-	-	5	9	-
ANGLOGOLD ASHANTI					1,699	1,628	6,052	5,616
Underground Operations	0.210	0.216	0.219	0.234	844	865	3,270	3,367
Surface and Dump Reclamation	0.009	0.010	0.009	0.008	83	94	360	320
Open-pit Operations	0.106	0.087	0.094	0.100	604	521	1,884	1,540
Heap leach Operations [2]	0.026	0.023	0.024	0.024	168	148	538	389
					1,699	1,628	6,052	5,616

[1] Yield excludes surface operations. Attributable production at Moab Khotsong yielded 8,852 ounces which will be capitalised against pre-production costs

[2] The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**8.14**	**8.37**	**8.11**	**6.88**	**762**	**788**	**3,079**	**3,281**
Vaal River								
Great Noligwa Mine	9.84	9.94	9.28	7.22	203	207	795	812
Kopanang Mine	7.30	7.14	7.25	5.58	123	119	486	497
Tau Lekoa Mine	6.16	5.61	5.95	5.52	75	70	293	322
Surface Operations	29.00	36.11	30.19	20.58	28	34	119	114
Ergo	9.03	9.37	10.02	8.68	48	53	222	203
West Wits								
Mponeng Mine	7.90	8.37	7.75	7.68	112	118	438	499
Savuka Mine	4.58	4.55	4.16	3.36	42	43	158	187
Tau Tona Mine	9.15	10.25	9.98	9.56	131	144	568	646
Surface Operations	-	-	-	-	-	-	-	1
ARGENTINA	**34.35**	**31.95**	**28.46**	**34.63**	**70**	**60**	**216**	**207**
Cerro Vanguardia - Attributable 92.50%	34.35	31.95	28.46	34.63	70	60	216	207
AUSTRALIA	**93.98**	**93.72**	**83.34**	**74.29**	**114**	**113**	**411**	**431**
Sunrise Dam	106.50	105.74	96.10	94.42	114	113	411	357
Union Reefs	-	-	-	50.54	-	-	-	74
BRAZIL	**18.31**	**19.42**	**17.86**	**14.84**	**82**	**88**	**334**	**324**
AngloGold Ashanti Brazil	19.62	20.53	19.37	14.82	59	64	241	230
Serra Grande - Attributable 50%	31.43	33.87	29.79	29.77	23	24	93	94
GHANA	**8.89**	**9.73**	**9.43**	**-**	**166**	**197**	**484**	**-**
Bibiani	16.92	21.75	21.54	-	34	46	105	-
Iduapriem - Attributable 85%	19.86	23.70	21.33	-	42	55	124	-
Obuasi	6.20	6.06	6.29	-	90	96	255	-
GUINEA	**15.87**	**7.79**	**10.92**	**-**	**43**	**45**	**87**	**-**
Siguiri - Attributable 85%	15.87	7.79	10.92	-	43	45	87	-
Minorities and exploration								
MALI	**71.86**	**43.66**	**51.55**	**68.30**	**164**	**97**	**473**	**579**
Morila - Attributable 40%	100.24	43.95	62.80	111.52	92	34	203	318
Sadiola - Attributable 38%	69.89	56.80	62.76	62.82	46	39	174	172
Yatela - Attributable 40%	38.32	31.54	30.31	30.50	26	24	96	89
NAMIBIA	**17.95**	**23.49**	**22.10**	**15.86**	**17**	**19**	**68**	**72**
Navachab	17.95	23.49	22.10	15.86	17	19	68	72
TANZANIA	**46.68**	**36.31**	**40.58**	**41.10**	**194**	**154**	**568**	**331**
Geita - Attributable 100% May 2004	46.68	36.31	40.58	41.10	194	154	568	331
USA	**97.49**	**95.82**	**87.65**	**69.10**	**91**	**90**	**331**	**388**
Cripple Creek & Victor J.V.	97.49	95.82	87.65	72.68	91	90	331	282
Jerritt Canyon J.V. - Attributable 70%	-	-	-	61.07	-	-	-	106
ZIMBABWE	**-**	**3.66**	**3.16**	**-**	**-**	**5**	**9**	**-**
Freda-Rebecca	-	3.66	3.16	-	-	5	9	-
ANGLOGOLD ASHANTI	**12.65**	**11.78**	**11.76**	**10.51**	**1,703**	**1,656**	**6,060**	**5,613**

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
	Total cash costs[1] - $/oz				Total production costs[1] - $/oz			
SOUTH AFRICA	**306**	**297**	**291**	**227**	**363**	**342**	**338**	**259**
Vaal River								
Great Noligwa Mine	234	233	231	193	269	259	260	213
Kopanang Mine	285	303	281	223	332	335	317	249
Tau Lekoa Mine	397	406	370	263	473	468	432	304
Surface Operations	302	221	250	200	302	221	250	200
Ergo	404	391	389	349	491	433	436	373
West Wits								
Mponeng Mine	334	314	322	221	409	378	386	269
Savuka Mine	458	451	455	411	476	516	523	467
Tau Tona Mine	278	253	245	171	364	317	311	207
Surface Operations	-	-	-	255	-	-	-	255
ARGENTINA	**131**	**146**	**157**	**143**	**226**	**251**	**275**	**261**
Cerro Vanguardia - Attributable 92.50%	130	145	156	143	225	250	274	261
AUSTRALIA	**291**	**242**	**271**	**243**	**367**	**307**	**341**	**304**
Sunrise Dam	282	231	260	228	356	292	326	295
BRAZIL	**130**	**128**	**130**	**131**	**195**	**179**	**185**	**189**
AngloGold Ashanti Brazil	135	130	133	141	207	183	191	199
Serra Grande - Attributable 50%	147	136	134	109	191	179	178	163
GHANA	**321**	**271**	**293**	**-**	**458**	**381**	**413**	**-**
Bibiani	283	235	251	-	408	347	369	-
Iduapriem - Attributable 85%	354	252	303	-	520	343	423	-
Obuasi	320	300	305	-	448	418	426	-
GUINEA	**434**	**504**	**443**	**-**	**520**	**571**	**534**	**-**
Siguiri - Attributable 85%	434	504	443	-	520	571	534	-
MALI	**192**	**245**	**211**	**158**	**250**	**323**	**281**	**231**
Morila - Attributable 40%	150	248	184	108	204	346	263	179
Sadiola - Attributable 38%	255	267	242	210	313	327	301	275
Yatela - Attributable 40%	276	233	255	235	348	312	323	334
NAMIBIA	**462**	**301**	**348**	**274**	**516**	**350**	**389**	**296**
Navachab	462	301	348	274	516	350	389	296
TANZANIA	**264**	**294**	**250**	**183**	**354**	**378**	**328**	**223**
Geita - Attributable 100% May 2004	264	294	250	183	354	378	328	223
USA	**245**	**223**	**225**	**223**	**330**	**308**	**305**	**329**
Cripple Creek & Victor J.V.	240	218	220	199	324	303	300	310
Jerritt Canyon J.V. - Attributable 70%	-	-	-	270	-	-	-	366
ZIMBABWE	**-**	**394**	**417**	**-**	**-**	**623**	**589**	**-**
Freda-Rebecca	-	394	417	-	-	623	589	-
ANGLOGOLD ASHANTI	**278**	**272**	**268**	**214**	**354**	**340**	**336**	**263**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
	Cash operating profit (loss) - $m [1]				Adjusted operating profit (loss) - $m [2]			
SOUTH AFRICA	**82**	**78**	**335**	**370**	**48**	**49**	**221**	**317**
Vaal River								
Great Noligwa Mine	38	33	134	131	33	29	118	121
Kopanang Mine	16	12	60	53	12	9	46	46
Tau Lekoa Mine	2	-	10	25	(3)	(4)	(6)	15
Surface Operations	4	6	19	20	4	6	19	20
Ergo	**(4)**	**(2)**	**(7)**	**(3)**	**(4)**	**(2)**	**(7)**	**(3)**
West Wits								
Mponeng Mine	10	10	37	57	2	3	11	39
Savuka Mine	(2)	(3)	(10)	(20)	(4)	(5)	(18)	(21)
Tau Tona Mine	18	22	92	107	8	13	58	100
Surface Operations	-	-	-	-	-	-	-	-
ARGENTINA	**23**	**16**	**58**	**51**	**17**	**9**	**32**	**25**
Cerro Vanguardia - Attributable 92.50%	22	16	54	47	16	9	30	23
Minorities and exploration	1	-	4	4	1	-	2	2
AUSTRALIA	**28**	**19**	**87**	**56**	**20**	**13**	**61**	**33**
Sunrise Dam	28	19	88	52	20	13	62	29
Union Reefs	-	-	(1)	4	-	-	(1)	4
BRAZIL	**26**	**29**	**107**	**73**	**21**	**23**	**85**	**55**
AngloGold Ashanti Brazil	13	16	58	49	10	13	45	37
Serra Grande - Attributable 50%	5	6	22	24	4	5	18	19
Minorities and exploration	8	7	27	-	7	5	22	(1)
GHANA	**(6)**	**16**	**19**	**-**	**(23)**	**1**	**(22)**	**-**
Bibiani	(1)	7	8	-	(4)	2	(2)	-
Iduapriem - Attributable 85%	(2)	5	4	-	(7)	2	(5)	-
Obuasi	(4)	3	5	-	(12)	(4)	(15)	-
Minorities and exploration	1	1	2	-	-	1	-	-
GUINEA	**(9)**	**(2)**	**(13)**	**-**	**(11)**	**(2)**	**(16)**	**-**
Siguiri - Attributable 85%	(9)	(2)	(13)	-	(11)	(1)	(14)	-
Minorities and exploration	-	-	-	-	-	(1)	(2)	-
MALI	**34**	**13**	**80**	**113**	**24**	**5**	**49**	**72**
Morila - Attributable 40%	24	3	40	75	19	-	25	53
Sadiola - Attributable 38%	6	6	26	27	3	3	16	16
Yatela - Attributable 40%	4	4	14	11	2	2	8	3
NAMIBIA	**(1)**	**1**	**4**	**8**	**(2)**	**1**	**1**	**7**
Navachab	(1)	1	4	8	(2)	1	1	7
TANZANIA	**22**	**8**	**58**	**46**	**5**	**-**	**23**	**34**
Geita - Attributable 100% May 2004	22	8	58	46	5	-	23	34
USA	**8**	**12**	**47**	**50**	**(1)**	**2**	**7**	**3**
Cripple Creek & Victor J.V.	8	12	47	45	(1)	2	7	8
Jerritt Canyon J.V. - Attributable 70%	-	-	-	5	-	-	-	(5)
ZIMBABWE	**-**	**1**	**-**	**-**	**-**	**-**	**(1)**	**-**
Freda-Rebecca	-	1	-	-	-	-	(1)	-
OTHER	**4**	**-**	**5**	**24**	**(1)**	**(3)**	**(6)**	**13**
ANGLOGOLD ASHANTI	**211**	**191**	**787**	**791**	**97**	**98**	**434**	**559**

[1] Adjusted operating profit (loss) plus amortisation of tangible assets less non-cash revenues.

[2] Operating profit excluding unrealised non-hedge derivatives.

Development

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended December 2004

Statistics are shown in metric units	Advance metres	Sampled					
		metres	channel width cm	gold g/t	cm.g/t	uranium kg/t	cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	4,492	552	107.9	22.32	2,408	0.92	99.37
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	7,178	682	10.6	233.68	2,477	3.41	36.10
"C" reef	-	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	4,233	780	106.5	10.22	1,088	0.01	1.44
Moab Khotsong Mine							
Vaal reef	3,460	62	99.2	26.77	2,656	1.67	165.68
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	199	-	-	-	-	-	-
Carbon Leader reef	4,726	128	20.3	70.49	1,431	-	-
Savuka Mine							
Ventersdorp Contact reef	444	-	-	-	-	-	-
Carbon Leader reef	714	46	27.8	58.20	1,618	0.21	5.95
Mponeng Mine							
Ventersdorp Contact reef	4,898	926	87.9	23.98	2,108	-	-

Statistics are shown in imperial units	Advance feet	Sampled					
		feet	channel width inches	gold oz/t	ft.oz/t	uranium lb/t	ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	14,736	1,811	42.48	0.65	2.30	1.84	6.51
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	23,549	2,238	4.17	6.82	2.37	6.82	2.37
"C" reef	-	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	13,886	2,559	41.93	0.30	1.05	0.02	0.07
Moab Khotsong Mine							
Vaal reef	11,350	203	39.06	0.78	2.54	3.34	10.87
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	653	-	-	-	-	-	-
Carbon Leader reef	15,507	420	7.99	2.06	1.37	-	-
Savuka Mine							
Ventersdorp Contact reef	1,457	-	-	-	-	-	-
Carbon Leader reef	2,341	151	10.94	1.70	1.55	0.42	0.38
Mponeng Mine							
Ventersdorp Contact reef	16,069	3,038	34.61	0.70	2.02	-	-

South Africa

VAAL RIVER

GREAT NOLIGWA MINE				Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	115	111	430	433	1,236	1,197	4,627	4,665
Milled	- 000 tonnes	/	- 000 tons	618	606	2,383	2,389	682	668	2,626	2,634
Yield	- g / t	/	- oz / t	10.21	10.60	10.38	10.57	0.298	0.309	0.303	0.308
Gold produced	- kg	/	- oz (000)	6,314	6,427	24,728	25,263	203	207	795	812
Gold sold	- kg	/	- oz (000)	6,318	6,428	24,727	25,266	203	207	795	812
Price received	- R / kg	/	- $ / oz - sold	83,526	84,210	85,330	90,916	430	410	413	379
Total cash costs [1]	- R	/	- $ - ton milled	465	505	496	491	70	72	70	60
	- R / kg	/	- $ / oz - produced	45,517	47,641	47,820	46,468	234	233	231	193
Total production costs [1]	- R / kg	/	- $ / oz - produced	52,305	52,938	53,781	51,217	269	259	260	213
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	300	312	290	274	9.65	10.02	9.31	8.80
Actual	- g	/	- oz	306	309	288	224	9.84	9.94	9.28	7.22
Target	- m²	/	- ft²	5.17	5.06	4.84	4.06	55.70	54.51	52.05	43.72
Actual	- m²	/	- ft²	5.57	5.35	5.02	3.85	59.93	57.59	53.98	41.45
FINANCIAL RESULTS (MILLION)											
Gold income				511	508	2,001	2,189	84	80	311	293
Cost of sales				332	357	1,351	1,394	54	56	210	187
Cash operating costs				285	303	1,171	1,315	47	48	182	176
Other cash costs				3	3	11	11	-	-	2	1
Total cash costs				288	306	1,182	1,326	47	48	184	177
Retrenchment costs				4	3	17	3	-	-	3	-
Rehabilitation and other non-cash costs				9	5	28	13	2	1	4	2
Production costs				301	314	1,227	1,342	49	49	191	179
Amortisation of tangible assets				30	27	103	71	5	4	16	10
Inventory change				1	16	21	(19)	-	3	3	(2)
				179	151	650	795	30	24	101	106
Realised non-hedge derivatives				17	34	108	108	3	5	17	15
Adjusted operating profit				196	185	758	903	33	29	118	121
Capital expenditure [1]				74	48	235	317	12	7	36	42

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

				Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
KOPANANG MINE				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	128	118	480	481	1,383	1,269	5,163	5,180
Milled	- 000 tonnes	/	- 000 tons	529	533	2,049	2,184	583	588	2,259	2,408
Yield	- g / t	/	- oz / t	7.23	6.96	7.37	7.07	0.211	0.203	0.215	0.206
Gold produced	- kg	/	- oz (000)	3,825	3,707	15,104	15,449	123	119	486	497
Gold sold	- kg	/	- oz (000)	3,828	3,708	15,103	15,451	123	119	486	497
Price received	- R / kg	/	- $ / oz - sold	83,570	83,764	85,280	91,098	431	408	413	378
Total cash costs [1]	- R	/	- $ - ton milled	401	431	429	380	60	61	60	46
	- R / kg	/	- $ / oz - produced	55,491	61,912	58,220	53,787	285	303	281	223
Total production costs [1]	- R / kg	/	- $ / oz - produced	64,467	68,664	65,460	59,964	332	335	317	249
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	207	211	210	177	6.67	6.79	6.74	5.69
Actual	- g	/	- oz	227	222	225	173	7.30	7.14	7.25	5.58
Target	- m²	/	- ft²	6.67	6.69	6.65	5.34	71.74	72.03	71.57	57.46
Actual	- m²	/	- ft²	7.63	7.06	7.16	5.40	82.11	76.00	77.07	58.17
FINANCIAL RESULTS (MILLION)											
Gold income				309	293	1,224	1,342	51	46	190	179
Cost of sales				248	254	994	1,061	41	39	154	142
Cash operating costs				210	227	870	982	35	36	134	131
Other cash costs				2	2	9	9	-	-	1	1
Total cash costs				212	229	879	991	35	36	135	132
Retrenchment costs				2	-	4	2	-	-	1	-
Rehabilitation and other non-cash costs				7	3	17	7	2	-	3	1
Production costs				221	232	900	1,000	37	36	139	133
Amortisation of tangible assets				26	22	89	54	4	3	14	7
Inventory change				1	-	5	7	-	-	1	2
				61	39	230	281	10	7	36	37
Realised non-hedge derivatives				11	17	64	66	2	2	10	9
Adjusted operating profit				72	56	294	347	12	9	46	46
Capital expenditure [1]				78	58	244	248	13	9	38	33

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
VAAL RIVER

TAU LEKOA MINE					Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		112	107	433	414	1,202	1,151	4,663	4,462
Milled	- 000 tonnes	/	- 000 tons		603	575	2,354	2,363	665	634	2,595	2,605
Yield	- g / t	/	- oz / t		3.87	3.80	3.87	4.24	0.113	0.111	0.113	0.124
Gold produced	- kg	/	- oz (000)		2,335	2,184	9,122	10,010	75	70	293	322
Gold sold	- kg	/	- oz (000)		2,336	2,185	9,122	10,011	75	70	293	322
Price received	- R / kg	/	- $ / oz	- sold	83,603	83,544	85,169	90,917	433	408	413	376
Total cash costs [1]	- R	/	- $	- ton milled	299	316	296	268	45	45	42	32
	- R / kg	/	- $ / oz	- produced	77,233	83,134	76,428	63,256	397	406	370	263
Total production costs [1]	- R / kg	/	- $ / oz	- produced	91,876	95,789	89,168	72,738	473	468	432	304
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		218	222	219	177	7.01	7.15	7.03	5.69
Actual	- g	/	- oz		191	175	185	172	6.16	5.61	5.95	5.52
Target	- m²	/	- ft²		9.20	9.21	9.12	7.45	99.00	99.08	98.20	80.24
Actual	- m²	/	- ft²		9.15	8.55	8.78	7.11	98.53	91.98	94.54	76.58
FINANCIAL RESULTS (MILLION)												
Gold income					188	172	737	868	31	27	115	116
Cost of sales					217	205	817	788	36	32	127	106
Cash operating costs					179	180	691	702	30	29	107	94
Other cash costs					1	2	6	6	-	-	1	1
Total cash costs					180	182	697	708	30	29	108	95
Retrenchment costs					2	1	4	2	-	-	-	-
Rehabilitation and other non-cash costs					5	2	12	5	1	-	2	1
Production costs					187	185	713	715	31	29	110	96
Amortisation of tangible assets					28	24	100	71	5	4	16	10
Inventory change					2	(4)	4	2	-	(1)	1	-
					(29)	(33)	(80)	80	(5)	(5)	(12)	10
Realised non-hedge derivatives					8	11	40	42	2	1	6	5
Adjusted operating (loss) profit					(21)	(22)	(40)	122	(3)	(4)	(6)	15
Capital expenditure [1]					46	41	160	124	8	6	25	16

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa

VAAL RIVER

					Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
SURFACE OPERATIONS					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
Milled	- 000 tonnes	/	- 000 tons		1,594	1,387	6,133	5,859	1,757	1,529	6,761	6,458
Yield	- g / t	/	- oz / t		0.55	0.76	0.60	0.61	0.016	0.022	0.018	0.018
Gold produced	- kg	/	- oz (000)		879	1,061	3,698	3,551	28	35	119	114
Gold sold	- kg	/	- oz (000)		880	1,061	3,698	3,553	28	34	119	114
Price received	- R / kg	/	- $ / oz	- sold	83,675	83,173	84,784	91,148	431	406	411	375
Total cash costs	- R	/	- $	- ton milled	33	35	31	30	5	5	4	4
	- R / kg	/	- $ / oz	- produced	58,950	45,233	51,662	48,275	302	221	250	200
Total production costs	- R / kg	/	- $ / oz	- produced	58,950	45,233	51,662	48,283	302	221	250	200
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		765	784	699	325	24.59	25.19	22.48	10.45
Actual	- g	/	- oz		902	1,123	939	640	29.00	36.11	30.19	20.58
FINANCIAL RESULTS (MILLION)												
Gold income					71	84	298	309	12	13	46	41
Cost of sales					52	50	191	172	9	8	29	23
Cash operating costs					52	48	191	172	9	8	29	23
Other cash costs					-	-	-	-	-	-	-	-
Total cash costs					52	48	191	172	9	8	29	23
Retrenchment costs					-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-	-	-
Production costs					52	48	191	172	9	8	29	23
Amortisation of tangible assets					-	-	-	-	-	-	-	-
Inventory change					-	2	-	-	-	-	-	-
					19	34	107	137	3	5	17	18
Realised non-hedge derivatives					2	4	15	15	1	1	2	2
Adjusted operating profit					21	38	122	152	4	6	19	20
Capital expenditure					71	40	135	-	11	6	21	-

South Africa

ERGO

ERGO					Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
					Rand / Metric				**Dollar / Imperial**			
SURFACE AND DUMP RECLAMATION												
Material treated	- 000 tonnes	/	- 000 tons		6,053	6,770	28,697	30,905	6,672	7,462	31,634	34,067
Yield	- g / t	/	- oz / t		0.25	0.24	0.24	0.20	0.007	0.007	0.007	0.006
Gold produced	- kg	/	- oz (000)		1,493	1,645	6,912	6,313	48	53	222	203
Gold sold	- kg	/	- oz (000)		1,494	1,645	6,911	6,312	48	53	222	203
Price received	- R / kg	/	- $ / oz	- sold	80,612	83,658	84,695	87,078	416	409	409	360
Total cash costs	- R	/	- $	- ton treated	19	19	19	17	3	3	3	2
	- R / kg	/	- $ / oz	- produced	78,651	79,848	80,695	84,455	404	391	389	349
Total production costs	- R / kg	/	- $ / oz	- produced	95,461	88,536	90,405	90,242	491	433	436	373
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		163	236	239	283	5.23	7.59	7.69	9.09
Actual	- g	/	- oz		281	291	312	270	9.03	9.37	10.02	8.68
FINANCIAL RESULTS (MILLION)												
Gold income					121	129	560	547	20	20	87	73
Cost of sales					145	149	627	570	24	24	98	76
Cash operating costs					117	131	555	531	19	21	86	72
Other cash costs					-	1	3	2	-	-	-	-
Total cash costs					117	132	558	533	19	21	86	72
Retrenchment costs					6	1	8	2	1	-	2	-
Rehabilitation and other non-cash costs					20	13	59	31	4	2	10	4
Production costs					143	146	625	566	24	23	98	76
Amortisation of tangible assets					-	-	-	4	-	-	-	-
Inventory change					2	3	2	-	-	1	-	-
					(24)	(20)	(67)	(23)	(4)	(4)	(11)	(3)
Realised non-hedge derivatives					-	9	25	2	-	2	4	-
Adjusted operating loss					(24)	(11)	(42)	(21)	(4)	(2)	(7)	(3)
Capital expenditure					-	-	-	-	-	-	-	-

South Africa
WEST WITS

MPONENG MINE					Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		89	84	325	336	961	905	3,502	3,620
Milled	- 000 tonnes	/	- 000 tons		451	423	1,675	1,733	497	466	1,846	1,910
Yield	- g / t	/	- oz / t		7.71	8.65	8.14	8.96	0.225	0.252	0.237	0.261
Gold produced	- kg	/	- oz (000)		3,477	3,657	13,634	15,517	112	118	438	499
Gold sold	- kg	/	- oz (000)		3,477	3,660	13,633	15,516	112	118	438	499
Price received	- R / kg	/	- $ / oz	- sold	83,118	83,588	84,960	88,164	431	408	412	365
Total cash costs [1]	- R	/	- $	- ton milled	501	557	541	475	75	79	76	58
	- R / kg	/	- $ / oz	- produced	64,994	64,344	66,437	53,052	334	314	322	221
Total production costs [1]	- R / kg	/	- $ / oz	- produced	79,277	77,390	79,718	64,618	409	378	386	269
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		259	240	238	193	8.32	7.71	7.66	6.20
Actual	- g	/	- oz		246	260	241	239	7.90	8.37	7.75	7.68
Target	- m²	/	- ft²		5.68	5.81	5.55	4.60	61.19	62.59	59.75	49.49
Actual	- m²	/	- ft²		6.31	5.98	5.75	5.18	67.92	64.41	61.89	55.74
FINANCIAL RESULTS (MILLION)												
Gold income					279	289	1,102	1,346	46	45	172	179
Cost of sales					276	287	1,089	1,069	46	45	170	143
Cash operating costs					224	233	897	916	37	37	140	123
Other cash costs					2	2	8	8	-	-	1	2
Total cash costs					226	235	905	924	37	37	141	125
Retrenchment costs					1	-	3	3	-	-	-	-
Rehabilitation and other non-cash costs					4	2	9	3	1	-	2	-
Production costs					231	237	917	930	38	37	143	125
Amortisation of tangible assets					45	46	169	136	8	7	26	18
Inventory change					-	4	3	3	-	1	1	-
					3	2	13	277	-	-	2	36
Realised non-hedge derivatives					10	17	57	22	2	3	9	3
Adjusted operating profit					13	19	70	299	2	3	11	39
Capital expenditure [1]					112	103	402	518	18	16	62	69

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa

WEST WITS

SAVUKA MINE					Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		45	44	168	166	485	475	1,805	1,784
Milled	- 000 tonnes	/	- 000 tons		198	211	792	1,003	219	232	873	1,106
Yield	- g / t	/	- oz / t		6.56	6.36	6.19	5.81	0.191	0.186	0.181	0.169
Gold produced	- kg	/	- oz (000)		1,302	1,340	4,903	5,825	42	43	158	187
Gold sold	- kg	/	- oz (000)		1,303	1,341	4,902	5,825	42	43	158	187
Price received	- R / kg	/	- $ / oz	- sold	82,709	83,878	84,891	88,482	427	409	412	365
Total cash costs [1]	- R	/	- $	- ton milled	584	587	582	577	88	84	82	70
	- R / kg	/	- $ / oz	- produced	88,981	92,197	94,036	99,343	458	451	455	411
Total production costs [1]	- R / kg	/	- $ / oz	- produced	92,917	105,703	108,457	112,603	476	516	523	467
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		142	142	139	125	4.55	4.55	4.47	4.03
Actual	- g	/	- oz		143	142	129	105	4.58	4.55	4.16	3.36
Target	- m²	/	- ft²		4.85	4.87	4.65	4.16	52.17	52.40	50.10	44.76
Actual	- m²	/	- ft²		4.93	4.66	4.42	2.98	53.06	50.17	47.59	32.02
FINANCIAL RESULTS (MILLION)												
Gold income					105	106	396	504	17	17	62	67
Cost of sales					125	142	533	671	21	23	83	90
Cash operating costs					115	122	456	625	19	20	71	83
Other cash costs					1	1	5	5	-	-	1	1
Total cash costs					116	123	461	630	19	20	72	84
Retrenchment costs					-	-	10	14	-	-	2	2
Rehabilitation and other non-cash costs					(7)	6	9	12	(1)	1	1	2
Production costs					109	129	480	656	18	21	75	88
Amortisation of tangible assets					12	12	51	10	2	2	8	1
Inventory change					4	1	2	5	1	-	-	1
					(20)	(36)	(137)	(167)	(4)	(6)	(21)	(23)
Realised non-hedge derivatives					3	6	20	11	-	1	3	2
Adjusted operating loss					(17)	(30)	(117)	(156)	(4)	(5)	(18)	(21)
Capital expenditure [1]					13	12	54	157	2	2	8	21

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
WEST WITS

TAU TONA MINE				Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	67	75	280	305	721	803	3,016	3,286
Milled	- 000 tonnes	/	- 000 tons	405	426	1,625	1,663	446	470	1,791	1,833
Yield	- g / t	/	- oz / t	10.08	10.49	10.88	12.09	0.294	0.306	0.317	0.353
Gold produced	- kg	/	- oz (000)	4,081	4,474	17,671	20,106	131	144	568	646
Gold sold	- kg	/	- oz (000)	4,081	4,476	17,669	20,105	131	144	568	646
Price received	- R / kg	/	- $ / oz - sold	82,874	84,090	85,307	88,180	428	409	412	366
Total cash costs [1]	- R	/	- $ - ton milled	544	542	550	498	82	77	78	60
	- R / kg	/	- $ / oz - produced	54,011	51,642	50,531	41,224	278	253	245	171
Total production costs [1]	- R / kg	/	- $ / oz - produced	70,613	64,828	64,085	49,836	364	317	311	207
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	344	365	344	294	11.06	11.75	11.05	9.46
Actual	- g	/	- oz	285	319	310	297	9.15	10.25	9.98	9.56
Target	- m²	/	- ft²	5.17	5.36	5.16	4.49	55.60	57.75	55.49	48.28
Actual	- m²	/	- ft²	4.67	5.32	4.92	4.52	50.28	57.24	52.96	48.60
FINANCIAL RESULTS (MILLION)											
Gold income				329	354	1,431	1,738	54	55	222	232
Cost of sales				291	290	1,132	1,021	48	45	176	136
Cash operating costs				219	229	884	932	36	36	138	124
Other cash costs				3	2	9	9	-	-	1	1
Total cash costs				222	231	893	941	36	36	139	125
Retrenchment costs				1	-	6	2	-	-	1	-
Rehabilitation and other non-cash costs				5	2	14	4	2	-	2	1
Production costs				228	233	913	947	38	36	142	126
Amortisation of tangible assets				61	57	219	55	10	9	34	7
Inventory change				2	-	-	19	-	-	-	3
				38	64	299	717	6	10	46	96
Realised non-hedge derivatives				10	22	76	35	2	3	12	4
Adjusted operating profit				48	86	375	752	8	13	58	100
Capital expenditure [1]				150	99	416	604	24	15	65	80

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Argentina

CERRO VANGUARDIA - Attributable 92.50%					Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Mined	- 000 tonnes	/	- 000 tons		4,163	4,424	16,895	15,958	4,588	4,876	18,624	17,591
Treated	- 000 tonnes	/	- 000 tons		238	212	865	910	262	234	954	1,003
Stripping ratio	- t (mined total - mined ore) / t mined ore				14.92	18.99	17.87	18.49	14.92	18.99	17.87	18.49
Yield	- g / t	/	- oz / t		8.99	8.93	7.60	7.15	0.262	0.261	0.222	0.208
Gold in ore	- kg	/	- oz (000)		2,210	1,987	6,831	6,783	71	64	220	218
Gold produced	- kg	/	- oz (000)		2,135	1,894	6,575	6,501	68	61	211	209
Gold sold	- kg	/	- oz (000)		2,177	1,865	6,694	6,443	70	60	216	207
Price received	- R / kg	/	- $ / oz	- sold	80,928	78,062	79,006	82,771	415	380	385	340
Total cash costs	- R / kg	/	- $ / oz	- produced	25,172	29,780	32,188	34,630	130	145	156	143
Total production costs	- R / kg	/	- $ / oz	- produced	43,617	51,210	56,501	63,100	225	250	274	261
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		1,225	1,226	1,033	1,674	39.37	39.43	33.23	53.81
Actual	- g	/	- oz		1,068	994	885	1,077	34.35	31.95	28.46	34.63
FINANCIAL RESULTS (MILLION)												
Gold income					191	157	574	556	32	25	90	74
Cost of sales					93	99	381	398	16	16	59	53
Cash operating costs					39	43	164	179	6	7	26	24
Other cash costs					15	13	48	46	3	2	7	6
Total cash costs					54	56	212	225	9	9	33	30
Rehabilitation and other non-cash costs					2	-	3	5	1	-	-	1
Production costs					56	56	215	230	10	9	33	31
Amortisation of tangible assets					37	40	155	180	6	7	24	24
Inventory change					-	3	11	(12)	-	-	2	(2)
					98	58	193	158	16	9	31	21
Realised non-hedge derivatives					(2)	(1)	(4)	18	-	-	(1)	2
Adjusted operating profit					96	57	189	176	16	9	30	23
Capital expenditure					18	20	77	72	3	3	12	10

Australia

					Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
SUNRISE DAM					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/	- 000 bcy		2,916	3,820	14,917	20,500	3,814	4,996	19,511	26,815
Treated	- 000 tonnes	/	- 000 tons		940	919	3,673	3,564	1,037	1,013	4,049	3,929
Stripping ratio	- t (mined total - mined ore) / t mined ore				4.02	8.28	8.04	15.92	4.02	8.28	8.04	15.92
Yield	- g / t	/	- oz / t		3.73	3.81	3.46	3.12	0.109	0.111	0.101	0.091
Gold produced	- kg	/	- oz (000)		3,554	3,496	12,751	11,122	114	112	410	358
Gold sold	- kg	/	- oz (000)		3,547	3,511	12,764	11,084	114	113	411	357
Price received	- R / kg	/	- $ / oz	- sold	84,140	85,869	89,749	91,894	433	418	436	381
Total cash costs	- R / kg	/	- $ / oz	- produced	54,649	47,223	53,488	55,073	282	231	260	228
Total production costs	- R / kg	/	- $ / oz	- produced	68,925	59,743	67,039	71,196	356	292	326	295
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		2,838	2,653	2,548	3,109	91.26	85.31	81.93	99.96
Actual	- g	/	- oz		3,313	3,289	2,989	2,937	106.50	105.74	96.10	94.42
FINANCIAL RESULTS (MILLION)												
Gold income					293	286	1,098	981	49	45	172	131
Cost of sales					174	220	749	801	30	34	117	107
Cash operating costs					186	158	655	588	31	25	103	79
Other cash costs					8	7	27	25	2	1	4	3
Total cash costs					194	165	682	613	33	26	107	82
Rehabilitation and other non-cash costs					2	2	8	7	1	-	1	1
Production costs					196	167	690	620	34	26	108	83
Amortisation of tangible assets					49	42	165	172	8	6	26	23
Inventory change					(71)	11	(106)	9	(12)	2	(17)	1
					119	66	349	180	19	11	55	24
Realised non-hedge derivatives					5	16	47	37	1	2	7	5
Adjusted operating profit					124	82	396	217	20	13	62	29
Capital expenditure					36	43	161	148	6	7	25	20

Brazil

				Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
ANGLOGOLD ASHANTI BRAZIL				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	233	226	863	879	257	249	951	969
Treated	- 000 tonnes	/	- 000 tons	216	205	824	875	238	226	908	964
Yield	- g / t	/	- oz / t	7.58	8.13	7.85	7.22	0.221	0.237	0.229	0.211
Gold produced	- kg	/	- oz (000)	1,635	1,669	6,467	6,313	53	54	208	203
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/	- 000 tons	-	-	-	37	-	-	-	41
Yield	- g / t	/	- oz / t	-	-	-	1.99	-	-	-	0.058
Gold produced	- kg	/	- oz (000)	-	-	-	74	-	-	-	2
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	-	7	82	734	-	8	91	809
Treated	- 000 tonnes	/	- 000 tons	-	7	47	46	-	8	52	51
Stripping ratio	- t (mined total - mined ore) / t mined ore			-	-	0.74	14.82	-	-	0.74	14.82
Yield	- g / t	/	- oz / t	-	3.18	3.64	3.67	-	0.093	0.106	0.107
Gold in ore	- kg	/	- oz (000)	-	24	172	179	-	1	6	6
Gold produced	- kg	/	- oz (000)	-	22	172	170	-	1	6	5
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	536	766	2,149	3,241	591	844	2,369	3,573
Placed [1]	- 000 tonnes	/	- 000 tons	37	69	172	128	41	76	190	141
Stripping ratio	- t (mined total - mined ore) / t mined ore			13.45	10.31	11.50	23.89	13.45	10.31	11.50	23.89
Yield [2]	- g / t	/	- oz / t	5.66	3.33	4.17	2.79	0.165	0.097	0.122	0.081
Gold placed [3]	- kg	/	- oz (000)	209	230	718	358	7	7	23	11
Gold produced	- kg	/	- oz (000)	202	307	834	535	6	10	27	18
TOTAL											
Yield [4]	- g / t	/	- oz / t	7.58	7.96	7.62	6.84	0.221	0.232	0.222	0.200
Gold produced	- kg	/	- oz (000)	1,837	1,998	7,473	7,092	59	64	240	228
Gold sold	- kg	/	- oz (000)	1,827	2,002	7,488	7,151	59	64	241	230
Price received	- R / kg	/	- $ / oz - sold	70,724	75,680	76,708	86,794	365	370	371	358
Total cash costs	- R / kg	/	- $ / oz - produced	26,356	26,689	27,547	33,866	135	130	133	141
Total production costs	- R / kg	/	- $ / oz - produced	40,132	37,606	39,417	48,082	207	183	191	199
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	536	586	551	449	17.23	18.85	17.72	14.44
Actual	- g	/	- oz	610	639	602	461	19.62	20.53	19.37	14.82
FINANCIAL RESULTS (MILLION)											
Gold income				128	149	557	610	21	23	87	80
Cost of sales				67	70	283	339	11	11	45	45
Cash operating costs				47	52	200	234	8	8	31	31
Other cash costs				2	1	6	6	-	-	1	1
Total cash costs				49	53	206	240	8	8	32	32
Rehabilitation and other non-cash costs				5	-	5	10	1	-	1	1
Production costs				54	53	211	250	9	8	33	33
Amortisation of tangible assets				20	22	83	91	3	3	13	12
Inventory change				(7)	(5)	(11)	(2)	(1)	-	(1)	-
				61	79	274	271	10	12	42	35
Realised non-hedge derivatives				1	3	17	18	-	1	3	2
Adjusted operating profit				62	82	291	289	10	13	45	37
Capital expenditure				64	51	204	192	10	8	32	25

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Brazil

					Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
SERRA GRANDE - Attributable 50%					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/	- 000 tons		96	95	377	374	106	104	415	412
Treated	- 000 tonnes	/	- 000 tons		93	95	373	374	103	105	411	412
Yield	- g / t	/	- oz / t		7.91	7.78	7.80	7.88	0.231	0.227	0.228	0.230
Gold produced	- kg	/	- oz (000)		738	742	2,909	2,947	24	24	94	95
Gold sold	- kg	/	- oz (000)		726	758	2,901	2,939	23	24	93	94
Price received	- R / kg	/	- $ / oz	- sold	70,233	74,408	75,349	86,757	362	363	365	357
Total cash costs	- R / kg	/	- $ / oz	- produced	28,505	27,961	27,774	26,241	147	136	134	109
Total production costs	- R / kg	/	- $ / oz	- produced	37,159	36,727	36,818	39,323	191	179	178	163
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		824	860	834	874	26.49	27.64	26.82	28.08
Actual	- g	/	- oz		978	1,053	926	926	31.43	33.87	29.79	29.77
FINANCIAL RESULTS (MILLION)												
Gold income					51	56	212	252	8	9	33	34
Cost of sales					27	28	106	115	4	4	16	15
Cash operating costs					20	20	78	74	3	3	12	10
Other cash costs					1	1	3	3	-	-	-	-
Total cash costs					21	21	81	77	3	3	12	10
Rehabilitation and other non-cash costs					-	-	-	-	-	-	-	-
Production costs					21	21	81	77	3	3	12	10
Amortisation of tangible assets					6	6	26	39	1	1	4	5
Inventory change					-	1	(1)	(1)	-	-	-	-
					24	28	106	137	4	5	17	19
Realised non-hedge derivatives					-	1	6	3	-	-	1	-
Adjusted operating profit					24	29	112	140	4	5	18	19
Capital expenditure					5	4	23	25	1	1	4	3

Ghana

				Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
BIBIANI				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	2	1	5	-	2	2	6	-
Treated	- 000 tonnes	/	- 000 tons	2	1	5	-	2	1	6	-
Yield	- g / t	/	- oz / t	0.13	0.18	0.24	-	0.004	0.005	0.007	-
Gold produced	- kg	/	- oz (000)	6	4	14	-	-	-	-	-
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	1,192	1,258	3,179	-	1,314	1,386	3,504	-
Treated	- 000 tonnes	/	- 000 tons	584	654	1,678	-	644	721	1,850	-
Stripping ratio	- t (mined total - mined ore) / t mined ore			2.80	1.58	2.21	-	2.80	1.58	2.21	-
Yield	- g / t	/	- oz / t	1.79	2.16	1.93	-	0.052	0.061	0.056	-
Gold in ore	- kg	/	- oz (000)	861	1,457	2,840	-	28	47	91	-
Gold produced	- kg	/	- oz (000)	1,043	1,413	3,239	-	34	46	104	-
TOTAL											
Yield	- g / t	/	- oz / t	1.79	2.16	1.93	-	0.052	0.063	0.056	-
Gold produced	- kg	/	- oz (000)	1,048	1,417	3,253	-	34	46	105	-
Gold sold	- kg	/	- oz (000)	1,048	1,417	3,253	-	34	46	105	-
Price received	- R / kg	/	- $ / oz - sold	61,728	81,397	75,343	-	310	397	368	-
Total cash costs	- R / kg	/	- $ / oz - produced	55,161	48,201	50,921	-	283	235	251	-
Total production costs	- R / kg	/	- $ / oz - produced	79,398	71,190	74,906	-	408	347	369	-
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	486	492	505	-	15.63	15.82	16.23	-
Actual	- g	/	- oz	526	677	670	-	16.92	21.75	21.54	-
FINANCIAL RESULTS (MILLION)											
Gold income				73	117	256	-	12	18	40	-
Cost of sales				85	104	254	-	14	16	40	-
Cash operating costs				54	63	153	-	9	9	24	-
Other cash costs				4	6	13	-	1	1	2	-
Total cash costs				58	69	166	-	10	10	26	-
Rehabilitation and other non-cash costs				1	-	2	-	-	1	-	-
Production costs				59	69	168	-	10	11	26	-
Amortisation of tangible assets				25	31	76	-	4	5	12	-
Inventory change				1	4	10	-	-	-	2	-
				(12)	13	2	-	(2)	2	-	-
Realised non-hedge derivatives				(8)	(2)	(11)	-	(2)	-	(2)	-
Adjusted operating (loss) profit				(20)	11	(9)	-	(4)	2	(2)	-
Capital expenditure				17	14	43	-	3	2	7	-

Ghana

				Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
IDUAPRIEM - Attributable 85%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	4,292	5,178	12,785	-	4,731	5,707	14,093	-
Treated	- 000 tonnes	/	- 000 tons	707	932	2,181	-	779	1,028	2,404	-
Stripping ratio	- t (mined total - mined ore) / t mined ore			4.33	5.50	4.88	-	4.33	5.50	4.88	-
Yield	- g / t	/	- oz / t	1.81	1.79	1.72	-	0.053	0.052	0.050	-
Gold in ore	- kg	/	- oz (000)	1,302	1,582	3,903	-	42	51	125	-
Gold produced	- kg	/	- oz (000)	1,278	1,666	3,746	-	41	53	120	-
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	-	2	25	-	-	1	27	-
Placed [1]	- 000 tonnes	/	- 000 tons	-	-	9	-	-	-	10	-
Stripping ratio	- t (mined total - mined ore) / t mined ore			-	-	-	-	-	-	-	-
Yield [2]	- g / t	/	- oz / t	-	-	-	-	-	-	-	-
Gold placed [3]	- kg	/	- oz (000)	-	-	-	-	-	-	-	-
Gold produced	- kg	/	- oz (000)	25	40	100	-	1	1	3	-
TOTAL											
Yield [4]	- g / t	/	- oz / t	1.84	1.83	1.76	-	0.054	0.053	0.051	-
Gold produced	- kg	/	- oz (000)	1,302	1,706	3,846	-	42	55	125	-
Gold sold	- kg	/	- oz (000)	1,302	1,706	3,853	-	42	55	124	-
Price received	- R / kg	/	- $ / oz - sold	61,568	76,841	74,551	-	315	375	365	-
Total cash costs	- R / kg	/	- $ / oz - produced	68,199	51,750	61,219	-	354	252	303	-
Total production costs	- R / kg	/	- $ / oz - produced	99,780	70,431	85,029	-	520	343	423	-
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	676	628	657	-	21.73	20.20	21.13	-
Actual	- g	/	- oz	618	737	663	-	19.86	23.70	21.33	-
FINANCIAL RESULTS (MILLION)											
Gold income				90	143	309	-	15	23	49	-
Cost of sales				123	123	316	-	21	20	51	-
Cash operating costs				83	84	218	-	14	13	35	-
Other cash costs				6	8	17	-	1	2	2	-
Total cash costs				89	92	235	-	15	15	37	-
Rehabilitation and other non-cash costs				1	2	5	-	-	1	1	-
Production costs				90	94	240	-	15	16	38	-
Amortisation of tangible assets				37	27	79	-	6	4	13	-
Inventory change				(4)	2	(3)	-	-	-	-	-
				(33)	20	(7)	-	(6)	3	(2)	-
Realised non-hedge derivatives				(10)	(8)	(22)	-	(1)	(1)	(3)	-
Adjusted operating (loss) profit				(43)	12	(29)	-	(7)	2	(5)	-
Capital expenditure				9	8	20	-	1	1	3	-

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Ghana

OBUASI				Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	519	475	1,324	-	572	524	1,460	-
Treated	- 000 tonnes	/	- 000 tons	494	475	1,313	-	545	523	1,447	-
Yield	- g / t	/	- oz / t	5.02	5.45	5.27	-	0.147	0.159	0.154	-
Gold produced	- kg	/	- oz (000)	2,484	2,587	6,923	-	80	83	223	-
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/	- 000 tons	439	283	969	-	484	312	1,068	-
Yield	- g / t	/	- oz / t	0.45	0.76	0.60	-	0.013	0.022	0.017	-
Gold produced	- kg	/	- oz (000)	198	215	581	-	6	7	19	-
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	821	649	2,053	-	904	716	2,263	-
Treated	- 000 tonnes	/	- 000 tons	44	151	294	-	49	166	324	-
Stripping ratio	- t (mined total - mined ore) / t mined ore			24.04	6.95	9.92	-	24.04	6.95	9.92	-
Yield	- g / t	/	- oz / t	2.47	1.02	1.49	-	0.072	0.030	0.043	-
Gold in ore	- kg	/	- oz (000)	196	11	563	-	6	-	18	-
Gold produced	- kg	/	- oz (000)	110	153	437	-	4	5	14	-
TOTAL											
Yield	- g / t	/	- oz / t	2.85	3.25	3.08	-	0.083	0.095	0.090	-
Gold produced	- kg	/	- oz (000)	2,792	2,956	7,942	-	90	94	255	-
Gold sold	- kg	/	- oz (000)	2,792	2,983	7,942	-	90	96	255	-
Price received	- R / kg	/	- $ / oz - sold	61,596	77,736	74,015	-	314	379	362	-
Total cash costs	- R / kg	/	- $ / oz - produced	62,061	61,411	61,776	-	320	300	305	-
Total production costs	- R / kg	/	- $ / oz - produced	86,814	85,541	86,376	-	448	418	426	-
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	200	187	189	-	6.43	6.00	6.09	-
Actual	- g	/	- oz	193	189	196	-	6.20	6.06	6.29	-
FINANCIAL RESULTS (MILLION)											
Gold income				194	250	636	-	32	39	100	-
Cost of sales				240	254	681	-	40	40	108	-
Cash operating costs				162	170	460	-	27	26	73	-
Other cash costs				11	11	31	-	2	2	5	-
Total cash costs				173	181	491	-	29	28	78	-
Retrenchment costs				1	7	8	-	-	1	1	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				174	188	499	-	29	29	79	-
Amortisation of tangible assets				68	64	188	-	11	10	30	-
Inventory change				(2)	2	(6)	-	-	1	(1)	-
				(46)	(4)	(45)	-	(8)	(1)	(8)	-
Realised non-hedge derivatives				(22)	(18)	(47)	-	(4)	(3)	(7)	-
Adjusted operating loss				(68)	(22)	(92)	-	(12)	(4)	(15)	-
Capital expenditure				72	83	203	-	12	13	32	-

Guinea

SIGUIRI - Attributable 85%				Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	4,587	2,657	8,273	-	5,057	2,928	9,120	-
Placed [1]	- 000 tonnes	/	- 000 tons	1,674	307	2,574	-	1,846	339	2,838	-
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.59	2.52	1.56	-	1.59	2.52	1.56	-
Yield [2]	- g / t	/	- oz / t	1.09	1.14	1.10	-	0.032	0.033	0.032	-
Gold placed [3]	- kg	/	- oz (000)	1,820	350	2,833	-	59	12	91	-
Gold produced	- kg	/	- oz (000)	1,325	705	2,565	-	43	23	83	-
Gold sold	- kg	/	- oz (000)	1,325	1,391	2,716	-	43	45	87	-
Price received	- R / kg	/	- $ / oz - sold	60,987	80,101	71,486	-	310	384	351	-
Total cash costs	- R / kg	/	- $ / oz - produced	83,828	103,589	88,884	-	434	504	443	-
Total production costs	- R / kg	/	- $ / oz - produced	100,252	117,083	106,970	-	520	571	534	-
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	690	520	575	-	22.18	16.71	18.49	-
Actual	- g	/	- oz	494	242	340	-	15.87	7.79	10.92	-
FINANCIAL RESULTS (MILLION)											
Gold income				91	127	219	-	16	20	35	-
Cost of sales				143	127	278	-	25	20	45	-
Cash operating costs				107	71	220	-	18	10	35	-
Other cash costs				4	2	8	-	1	1	2	-
Total cash costs				111	73	228	-	19	11	37	-
Rehabilitation and other non-cash costs				5	4	12	-	1	1	2	-
Production costs				116	77	240	-	20	12	39	-
Amortisation of tangible assets				20	7	38	-	3	1	6	-
Inventory change				7	43	-	-	2	7	-	-
				(52)	-	(59)	-	(9)	-	(10)	-
Realised non-hedge derivatives				(10)	(10)	(25)	-	(2)	(1)	(4)	-
Adjusted operating loss				(62)	(10)	(84)	-	(11)	(1)	(14)	-
Capital expenditure				97	120	311	-	16	19	48	-

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Mali

MORILA - Attributable 40%					Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/	- 000 bcy		1,025	1,015	3,820	3,613	1,340	1,328	4,996	4,726
Mined	- 000 tonnes	/	- 000 tons		2,556	2,770	10,197	9,364	2,818	3,053	11,240	10,322
Treated	- 000 tonnes	/	- 000 tons		430	336	1,431	1,306	475	371	1,577	1,440
Stripping ratio	- t (mined total - mined ore) / t mined ore				2.60	4.07	3.87	4.77	2.60	4.07	3.87	4.77
Yield	- g / t	/	- oz / t		6.56	3.40	4.44	7.56	0.191	0.099	0.130	0.221
Gold produced	- kg	/	- oz (000)		2,825	1,143	6,358	9,878	90	37	204	318
Gold sold	- kg	/	- oz (000)		2,861	1,067	6,304	9,878	92	34	203	318
Price received	- R / kg	/	- $ / oz	- sold	79,377	74,580	77,983	84,739	416	361	387	345
Total cash costs	- R / kg	/	- $ / oz	- produced	28,795	51,129	37,565	26,086	150	248	184	108
Total production costs	- R / kg	/	- $ / oz	- produced	39,269	71,095	53,829	43,298	204	346	263	179
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		3,141	1,939	2,416	3,495	101.00	62.33	77.67	112.37
Actual	- g	/	- oz		3,118	1,367	1,953	3,469	100.24	43.95	62.80	111.52
FINANCIAL RESULTS (MILLION)												
Gold income					225	78	486	836	38	12	78	110
Cost of sales					116	78	342	426	19	12	54	57
Cash operating costs					65	53	204	199	11	8	32	26
Other cash costs					16	5	35	59	3	1	6	8
Total cash costs					81	58	239	258	14	9	38	34
Rehabilitation and other non-cash costs					2	2	6	7	-	-	1	1
Production costs					83	60	245	265	14	9	39	35
Amortisation of tangible assets					28	21	98	163	5	3	15	22
Inventory change					5	(3)	(1)	(2)	-	-	-	-
					109	-	144	410	19	-	24	53
Realised non-hedge derivatives					2	1	6	1	-	-	1	-
Adjusted operating profit					111	1	150	411	19	-	25	53
Capital expenditure					5	-	10	36	1	-	2	4

Mali

				Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
SADIOLA - Attributable 38%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	893	576	3,038	3,873	1,168	753	3,974	5,065
Mined	- 000 tonnes	/	- 000 tons	1,814	1,161	5,906	7,085	2,000	1,279	6,510	7,810
Treated	- 000 tonnes	/	- 000 tons	517	507	1,956	1,927	570	559	2,156	2,124
Stripping ratio	- t (mined total - mined ore) / t mined ore			3.19	1.91	1.76	2.25	3.19	1.91	1.76	2.25
Yield	- g / t	/	- oz / t	2.81	2.36	2.77	2.77	0.082	0.069	0.081	0.081
Gold produced	- kg	/	- oz (000)	1,454	1,196	5,421	5,340	47	38	174	172
Gold sold	- kg	/	- oz (000)	1,429	1,220	5,418	5,353	46	39	174	172
Price received	- R / kg	/	- $ / oz - sold	80,957	81,273	83,390	88,602	419	397	404	369
Total cash costs	- R / kg	/	- $ / oz - produced	49,309	54,745	49,856	50,450	255	267	242	210
Total production costs	- R / kg	/	- $ / oz - produced	60,630	66,988	62,086	65,940	313	327	301	275
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	2,030	1,742	1,877	2,280	65.26	56.00	60.36	73.31
Actual	- g	/	- oz	2,174	1,767	1,952	1,954	69.89	56.80	62.76	62.82
FINANCIAL RESULTS (MILLION)											
Gold income				117	99	454	472	20	16	71	63
Cost of sales				99	80	347	352	17	13	55	47
Cash operating costs				63	59	238	236	11	9	37	32
Other cash costs				9	7	32	33	1	1	5	4
Total cash costs				72	66	270	269	12	10	42	36
Rehabilitation and other non-cash costs				1	-	4	4	-	-	1	1
Production costs				73	66	274	273	12	10	43	37
Amortisation of tangible assets				16	14	62	79	3	3	10	11
Inventory change				10	-	11	-	2	-	2	(1)
				18	19	107	120	3	3	16	16
Realised non-hedge derivatives				(2)	-	(2)	2	-	-	-	-
Adjusted operating profit				16	19	105	122	3	3	16	16
Capital expenditure				11	9	39	29	2	1	6	4

Mali

					Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
YATELA - Attributable 40%					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/	- 000 tons		2,187	1,308	8,446	8,847	2,410	1,442	9,310	9,752
Placed [1]	- 000 tonnes	/	- 000 tons		331	254	1,147	1,035	365	280	1,264	1,141
Stripping ratio	- t (mined total - mined ore) / t mined ore				3.64	3.71	4.75	8.75	3.64	3.71	4.75	8.75
Yield [2]	- g / t	/	- oz / t		2.95	3.61	3.41	2.84	0.086	0.105	0.099	0.083
Gold placed [3]	- kg	/	- oz (000)		977	918	3,911	2,940	31	30	126	95
Gold produced	- kg	/	- oz (000)		866	739	3,010	2,712	28	24	97	87
Gold sold	- kg	/	- oz (000)		810	739	2,994	2,757	26	24	96	89
Price received	- R / kg	/	- $ / oz	- sold	83,576	83,310	84,251	87,871	438	402	410	361
Total cash costs	- R / kg	/	- $ / oz	- produced	53,355	48,110	52,627	56,633	276	233	255	235
Total production costs	- R / kg	/	- $ / oz	- produced	67,381	64,171	66,511	80,033	348	312	323	334
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		898	1,270	1,037	1,231	28.86	40.82	33.35	39.59
Actual	- g	/	- oz		1,192	981	943	949	38.32	31.54	30.31	30.50
FINANCIAL RESULTS (MILLION)												
Gold income					68	62	252	242	11	10	39	32
Cost of sales					54	48	201	218	9	8	31	29
Cash operating costs					41	31	140	136	7	5	22	18
Other cash costs					5	5	18	18	1	1	3	2
Total cash costs					46	36	158	154	8	6	25	20
Rehabilitation and other non-cash costs					1	1	5	5	-	-	-	1
Production costs					47	37	163	159	8	6	25	21
Amortisation of tangible assets					11	11	37	58	2	2	6	8
Inventory change					(4)	-	1	1	(1)	-	-	-
					14	14	51	24	2	2	8	3
Realised non-hedge derivatives					-	-	-	-	-	-	-	-
Adjusted operating profit					14	14	51	24	2	2	8	3
Capital expenditure					4	3	18	43	1	1	3	6

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Namibia

NAVACHAB				Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	358	395	767	1,397	468	517	1,004	1,827
Mined	- 000 tonnes	/	- 000 tons	1,159	1,421	2,620	3,792	1,278	1,566	2,888	4,179
Treated	- 000 tonnes	/	- 000 tons	292	367	1,302	1,314	321	404	1,435	1,448
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.52	3.45	2.24	1.89	1.52	3.45	2.24	1.89
Yield	- g / t	/	- oz / t	1.83	1.56	1.59	1.75	0.053	0.046	0.046	0.051
Gold produced	- kg	/	- oz (000)	535	572	2,070	2,299	17	18	67	73
Gold sold	- kg	/	- oz (000)	536	588	2,121	2,263	17	19	68	72
Price received	- R / kg	/	- $ / oz - sold	82,765	79,318	83,115	87,491	428	387	403	361
Total cash costs	- R / kg	/	- $ / oz - produced	89,009	61,773	71,118	65,782	462	301	348	274
Total production costs	- R / kg	/	- $ / oz - produced	99,489	71,690	79,673	70,801	516	350	389	296
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	546	510	496	604	17.54	16.40	15.93	19.43
Actual	- g	/	- oz	558	731	687	493	17.95	23.49	22.10	15.86
FINANCIAL RESULTS (MILLION)											
Gold income				44	47	176	198	7	7	27	26
Cost of sales				53	41	165	143	9	6	26	19
Cash operating costs				47	35	146	134	8	6	23	18
Other cash costs				1	-	1	1	-	-	-	-
Total cash costs				48	35	147	135	8	6	23	18
Rehabilitation and other non-cash costs				-	-	1	5	-	-	-	1
Production costs				48	35	148	140	8	6	23	19
Amortisation of tangible assets				5	6	17	6	1	-	3	1
Inventory change				-	-	-	(3)	-	-	-	(1)
				(9)	6	11	55	(2)	1	1	7
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Adjusted operating (loss) profit				(9)	6	11	55	(2)	1	1	7
Capital expenditure				16	12	134	17	3	2	21	2

Tanzania

				Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
GEITA - Attributable 100% May 2004				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	4,629	2,743	12,990	11,364	6,055	3,587	16,990	14,864
Mined	- 000 tonnes	/	- 000 tons	11,859	10,673	41,559	29,935	13,072	11,765	45,811	32,998
Treated	- 000 tonnes	/	- 000 tons	1,424	1,342	4,740	2,852	1,570	1,479	5,225	3,144
Stripping ratio	- t (mined total - mined ore) / t mined ore			9.95	6.73	8.00	9.53	9.95	6.73	8.00	9.53
Yield	- g / t	/	- oz / t	4.15	3.42	3.74	3.60	0.121	0.100	0.109	0.105
Gold produced	- kg	/	- oz (000)	5,915	4,592	17,740	10,280	190	148	570	331
Gold sold	- kg	/	- oz (000)	6,039	4,790	17,674	10,280	194	154	568	331
Price received	- R / kg	/	- $ / oz - sold	68,534	75,601	73,313	77,382	352	368	357	326
Total cash costs	- R / kg	/	- $ / oz - produced	51,479	60,159	51,200	44,248	264	294	250	183
Total production costs	- R / kg	/	- $ / oz - produced	69,023	77,414	67,072	53,779	354	378	328	223
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	911	889	956	1,467	29.30	28.59	30.74	47.18
Actual	- g	/	- oz	1,452	1,129	1,262	1,278	46.68	36.31	40.58	41.10
FINANCIAL RESULTS (MILLION)											
Gold income				412	359	1,285	787	68	56	201	107
Cost of sales				388	364	1,146	553	64	57	180	74
Cash operating costs				282	260	844	421	47	41	133	56
Other cash costs				19	16	53	34	3	3	8	5
Total cash costs				301	276	897	455	50	44	141	61
Rehabilitation and other non-cash costs				2	2	7	6	-	-	1	1
Production costs				303	278	904	461	50	44	142	62
Amortisation of tangible assets				102	77	274	92	17	12	43	12
Inventory change				(17)	9	(32)	-	(3)	1	(5)	-
				24	(5)	139	234	4	(1)	21	33
Realised non-hedge derivatives				3	3	11	8	1	1	2	1
Adjusted operating profit (loss)				27	(2)	150	242	5	-	23	34
Capital expenditure				41	15	81	75	7	2	13	10

				Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
CRIPPLE CREEK & VICTOR J.V.				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	11,624	13,001	52,944	47,419	12,814	14,331	58,361	52,270
Placed [1]	- 000 tonnes	/	- 000 tons	4,335	4,728	18,217	17,102	4,779	5,212	20,081	18,851
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.74	1.51	1.87	2.06	1.74	1.51	1.87	2.06
Yield [2]	- g / t	/	- oz / t	0.60	0.57	0.61	0.67	0.018	0.017	0.018	0.020
Gold placed [3]	- kg	/	- oz (000)	2,602	2,702	11,071	11,484	84	87	356	369
Gold produced	- kg	/	- oz (000)	2,820	2,804	10,234	8,830	91	90	329	283
Gold sold	- kg	/	- oz (000)	2,821	2,802	10,305	8,758	91	90	331	282
Price received	- R / kg	/	- $ / oz - sold	61,364	66,620	65,550	82,238	317	325	318	340
Total cash costs [4]	- R / kg	/	- $ / oz - produced	46,411	44,691	45,158	47,992	240	218	220	199
Total production costs	- R / kg	/	- $ / oz - produced	62,791	62,099	61,824	74,864	324	303	300	310
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	2,822	2,813	2,797	2,895	90.72	90.45	89.93	93.07
Actual	- g	/	- oz	3,032	2,980	2,726	2,261	97.49	95.82	87.65	72.68
FINANCIAL RESULTS (MILLION)											
Gold income				169	182	671	697	28	28	105	93
Cost of sales				177	174	632	661	29	27	99	88
Cash operating costs				131	125	513	569	22	20	80	76
Other cash costs				11	9	28	18	1	1	4	2
Total cash costs				142	134	541	587	23	21	84	78
Rehabilitation and other non-cash costs				(7)	(7)	(28)	(41)	(1)	(1)	(4)	(5)
Production costs				135	127	513	546	22	20	80	73
Amortisation of tangible assets				57	66	257	278	9	10	40	37
Inventory change				(15)	(19)	(138)	(163)	(2)	(3)	(21)	(22)
				(8)	8	39	36	(1)	1	6	5
Realised non-hedge derivatives				4	5	4	24	-	1	1	3
Adjusted operating (loss) profit				(4)	13	43	60	(1)	2	7	8
Capital expenditure				20	48	102	181	3	7	16	24

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

Zimbabwe

FREDA-REBECCA			Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003	Quarter ended December 2004	Quarter ended September 2004	Year ended December 2004	Year ended December 2003
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes /	- 000 tons	-	63	108	-	-	69	119	-
Treated	- 000 tonnes /	- 000 tons	-	63	108	-	-	69	119	-
Yield	- g / t /	- oz / t	-	1.83	1.77	-	-	0.053	0.052	-
Gold produced	- kg /	- oz (000)	-	114	191	-	-	4	6	-
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	-	105	165	-	-	114	181	-
Treated	- 000 tonnes /	- 000 tons	-	36	69	-	-	40	76	-
Stripping ratio	- t (mined total - mined ore) / t mined ore		-	1.91	1.40	-	-	1.91	1.40	-
Yield	- g / t /	- oz / t	-	1.48	1.48	-	-	0.043	0.043	-
Gold in ore	- kg /	- oz (000)	-	81	151	-	-	3	5	-
Gold produced	- kg /	- oz (000)	-	53	102	-	-	1	3	-
TOTAL										
Yield	- g / t /	- oz / t	-	1.70	1.66	-	-	0.050	0.048	-
Gold produced	- kg /	- oz (000)	-	168	293	-	-	5	9	-
Gold sold	- kg /	- oz (000)	-	168	293	-	-	5	9	-
Price received	- R / kg /	- $ / oz - sold	-	90,962	89,809	-	-	447	435	-
Total cash costs	- R / kg /	- $ / oz - produced	-	80,110	86,529	-	-	394	417	-
Total production costs	- R / kg /	- $ / oz - produced	-	126,732	121,825	-	-	623	589	-
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	-	178	205	-	-	5.73	6.59	-
Actual	- g /	- oz	-	114	98	-	-	3.66	3.16	-
FINANCIAL RESULTS (MILLION)										
Gold income			-	15	26	-	-	3	4	-
Cost of sales			-	20	35	-	-	3	5	-
Cash operating costs			-	13	25	-	-	2	4	-
Other cash costs			-	-	-	-	-	-	-	-
Total cash costs			-	13	25	-	-	2	4	-
Rehabilitation and other non-cash costs			-	-	1	-	-	-	-	-
Production costs			-	13	26	-	-	2	4	-
Amortisation of tangible assets			-	7	9	-	-	1	1	-
Inventory change			-	-	-	-	-	-	-	-
			-	(5)	(9)	-	-	-	(1)	-
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Adjusted operating loss			-	(5)	(9)	-	-	-	(1)	-
Capital expenditure			-	7	9	-	-	1	1	-



Shareholders' **notice board**

Diary:

Financial year-end		31 December 2004
Annual financial statements	posting on or about	15 March 2005
Annual general meeting	11:00 SA time	29 April 2005
Quarterly reports released:		
Quarter ended 31 March 2005		29 April 2005
Quarter ended 30 June 2005		29 July 2005
Quarter ended 30 September 2005		27 October 2005
Quarter ended 31 December 2005		31 January 2006

Dividends / Dividend Number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
Final – No. 97	26 January 2005	11 February 2005	25 February 2005	7 March 2005*
Interim – No. 98	28 July 2005*	12 August 2005*	26 August 2005*	5 September 2005*
Final – No. 99	30 January 2006*	17 February 2006*	3 March 2006*	13 March 2006*

** Approximate dates.*

Dividend policy: Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, financial condition, including its cash needs, future earnings prospects and other factors.

Annual financial statements: AngloGold Ashanti's 2004 Annual Report is scheduled to be posted to shareholders on or about 15 March 2005 and in the interests of improving communications to shareholders, they may elect, in lieu of receiving a printed document, to receive an annual report electronically, or on CD. In accordance with the Listings Requirements of the JSE however, shareholders are required to provide the company with a signed mandate of such election. To this end, the necessary mandate has been enclosed for completion and return as addressed.

Annual general meeting: In line with AngloGold Ashanti's commitment to improve its communications to shareholders, AngloGold Ashanti is in the process of investigating the possibility of implementing a procedure to enable shareholders to cast their votes electronically. Further information will be included in the notice of the general meeting to be sent to shareholders on or about 15 March 2005.

Share certificates: It is nine months since AngloGold and Ashanti merged. If there are any former Ashanti shareholders who have not yet received their AngloGold Ashanti share certificates, kindly advise the nearest share registrar, details of which are on the back cover of this document. For those shareholders who have not yet surrendered the share certificates of the companies who participated in the formation of AngloGold for AngloGold Ashanti share certificates, kindly contact your nearest share registrar for assistance.

Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.


Cripple Creek & Victor
Serra Grande
Cerro Vanguardia
AngloGold Ashanti Brazil
Yatela
Sadiola
Siguiri
Morila
Bibiani
Iduapriem & Teberebie South
Obuasi
Navachab
South African operations
Geita
Boddington
Sunrise Dam
Operations with brownfields exploration
Greenfields exploration areas
Exploration alliance areas



Administrative information

ANGLOGOLD ASHANTI LIMITED
(formerly: AngloGold Limited)

Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
ISIN: ZAE000043485
Share codes:

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GSE:	AGA
Euronext Paris:	VA
Euronext Brussels:	ANG BB

JSE Sponsor: UBS

Auditors: Ernst & Young

Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail:
slenahan@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail:
cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail:
amaxey@AngloGoldAshanti.com.au

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
Dr S E Jonah KBE [†]
K H Williams

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman [#]
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)

* British   [#] American   [†] Ghanaian

Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 775947

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Share Registrars
South Africa
Computershare Investor Services
2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown
2107)
South Africa
Telephone: 0861 100 724 (in SA)
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services
PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in
Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052

Global BuyDIRECT[SM]
BoNY maintains a direct share
purchase and dividend
reinvestment plan for ANGLOGOLD
ASHANTI. Telephone: +1-888-BNY-
ADRS

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   JANUARY 27, 2005   By: /s/ C R BULL

                                                 Name: C R Bull
                                                 Title: Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: JANUARY 27, 2005   By: _____

                                                 Name: C R Bull
                                                 Title: Company Secretary